Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

AGILENT TECHNOLOGIES, INC.,

COBALT ACQUISITION CORP.

AND

VARIAN, INC.

JULY 26, 2009

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 26, 2009 (the “Agreement Date”) by and among Agilent Technologies, Inc., a Delaware corporation (“Acquiror”), Cobalt Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror (“Merger Sub”), and Varian, Inc., a Delaware corporation (the “Company”).

RECITALS

A.            The parties intend that, subject to the terms and conditions hereinafter set forth, Merger Sub shall merge with and into the Company (the “Merger”), with the Company to be the surviving corporation of the Merger (the “Surviving Corporation”), on the terms and subject to the conditions of this Agreement and pursuant to the Certificate of Merger substantially in the form attached hereto as Exhibit A (the “Certificate of Merger”) and the applicable provisions of the laws of the State of Delaware.

B.            The Boards of Directors of Acquiror, Merger Sub and the Company have determined that the Merger is in the best interests of their respective companies and stockholders and have approved and declared advisable the Merger, this Agreement and the other transactions contemplated by this Agreement.  The Board of Directors of the Company has determined to recommend to its stockholders the adoption of this Agreement.

C.            Concurrently with the execution and delivery of this Agreement, and as a material inducement to Acquiror’s willingness to enter into this Agreement, each stockholder of the Company listed on Exhibit B-1 attached hereto is executing and delivering to Acquiror a Voting Agreement substantially in the form attached hereto as Exhibit B-2 (the “Voting Agreement”) pursuant to which, subject to the terms and conditions set forth therein, such stockholder has agreed to vote all shares of the Company’s capital stock owned by it in favor of adoption of this Agreement and to give Acquiror an irrevocable proxy to do the same.

D.            Acquiror, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and conditions contained herein, the parties hereby agree as follows:

ARTICLE 1
CERTAIN DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below.

“Affiliate” means with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with,

such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract, as trustee or executor, or otherwise.

“Alternative Transaction” means with respect to the Company, any of the following transactions (other than any such transaction with Acquiror or any of its Affiliates): (a) any acquisition or purchase from the Company by any Person or Group of more than a 15% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning securities representing 15% or more of the total outstanding voting power of the Company, or any merger, consolidation, business combination, share exchange or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold securities representing less than 85% of the total outstanding voting power of the surviving or resulting entity of such transaction (or parent entity of such surviving or resulting entity); (b) any sale, lease, exchange, transfer, license (other than a license in the ordinary course of business) or disposition of assets (including capital stock or other ownership interests in Subsidiaries) representing 15% or more of the aggregate fair market value of the consolidated assets of the Company and the Company Subsidiaries taken as a whole; (c) any liquidation or dissolution of the Company; or (d) any extraordinary dividend, whether of cash or other property.

“Alternative Transaction Proposal” means any offer, proposal or indication of interest (whether binding or non-binding) to the Company or Company Stockholders relating to an Alternative Transaction.

“Antitrust Filings” means notification and report forms relating to the transactions contemplated by this Agreement filed with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction.

“Applicable Law” means with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, ordinance, code, permit, rule or regulation issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any orders, writs, injunctions, awards, judgments and decrees applicable to such Person or its Subsidiaries, their business or any of their respective assets or properties.

“Balance Sheet Date” means April 3, 2009, the date of the Company Balance Sheet.

“Business Day” shall mean a day (a) other than Saturday or Sunday, and (b) on which commercial banks are open for business in San Francisco, California.

“Cash Amount Per Share” means $52.00.

“Change of Recommendation” means the withholding, withdrawal, amendment, qualification or modification, in a manner adverse to Acquiror, of the Company Board’s recommendation in favor of adoption of this Agreement and in the case of a tender or exchange offer made by a third party directly to the Company Stockholders, a failure, within ten Business Days after such tender or exchange offer shall have been first published, sent or given, to have sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act a statement disclosing that the Company Board recommends that Company Stockholders reject such tender offer or exchange offer and not tender any shares of Company Stock into such tender offer or exchange offer.

“Closing” means the closing of the transactions contemplated hereby.

“Closing Date” means the second Business Day after the satisfaction or waiver of the conditions set forth in Article 8 (excluding conditions that by their terms are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions) or on such other date as may be mutually agreed in writing by the Company and Acquiror.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.  Any reference to a specific section of the Code herein will include such section, any valid regulation or Internal Revenue Service guidance promulgated thereunder, and any comparable provision of any future legislation amending, supplementing or superseding such section.

“Company Acquisition” means, an Alternative Transaction; provided that for purposes of this definition of “Company Acquisition,” (a) each reference to “15%” in the definition of “Alternative Transaction” shall be deemed to be a reference to “50%”, (b) each reference to “85%” in the definition of “Alternative Transaction” shall be deemed to be a reference to “50%”, and (c) clauses (c) and (d) of the definition of “Alternative Transaction” shall be disregarded.

“Company Balance Sheet” means the Company’s unaudited consolidated balance sheet as of April 3, 2009 included in the Company Financial Statements.

“Company Board” means the board of directors of the Company.

“Company Business” means the business of the Company and the Company Subsidiaries as presently conducted, including the production, marketing, sale, support and distribution of all current products and current services.

“Company Capital Stock” means the capital stock of the Company.

“Company Charter Documents” means the Certificate of Incorporation (including any Certificates of Designation) and Bylaws of the Company, each as amended to date.

“Company Common Stock” means the Common Stock, $0.01 par value per share, of the Company.

“Company Director Stock Units” means a grant to a Director (as defined under the Company Option Plan) of the right to receive a share of Company Common Stock on a future date under the Company Option Plan.

“Company ESPP” means the Company Employee Stock Purchase Plan.

“Company Option Plan” means the Company Omnibus Stock Plan, as amended November 8, 2007.

“Company Options” means options to purchase shares of Company Common Stock, whether or not under the Company Option Plan, but excluding Company Director Stock Units and options under the Company ESPP.

“Company Preferred Stock” means the Preferred Stock, par value $0.01 per share, of the Company.

“Company Securityholders” means Company Stockholders, holders of Company Preferred Stock, holders of Company Options, holders of Company Stock-Based Awards and holders of Company Director Stock Units.

“Company Stock-Based Award” shall mean each right of any kind, contingent or accrued, to receive shares of Company Common Stock or benefits measured in whole or in part by the value of a number of shares of Company Common Stock granted under the Company Option Plan, (including performance shares, restricted stock, restricted stock units, phantom units, deferred stock units and dividend equivalents), other than Company Options, Company Director Stock Units and options awarded under the ESPP.

“Company Stockholders” means the holders of shares of Company Common Stock.

“Company Subsidiary” means a Subsidiary of the Company.

“Confidentiality Agreement” means that certain Confidentiality Agreement by and between Acquiror and the Company dated as of May 18, 2009.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment, obligation or undertaking (including subcontracts, leases, subleases, licenses, sublicenses, mortgages, notes, guarantees, indentures, warranties, guarantees, insurance policies, benefit plans and purchase orders).

“Delaware Law” means the Delaware General Corporation Law, as amended.

“Debt” means the outstanding amount of (a) indebtedness for borrowed money, (b) amounts owing as deferred purchase price for the purchase of any property, (c) indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security, (d) amounts owing under any capitalized or synthetic leases, (e) obligations secured by any Encumbrances (other than Permitted Encumbrances), (f) contingent reimbursement obligations under letters of credit, and (g) guarantees or sureties with respect to any indebtedness or obligation of a type described in clauses (a) through (f) above of any Person, of the Company or any of the Company Subsidiaries.

“Dissenting Shares” shall mean any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been perfected in accordance with Delaware Law in connection with the Merger and shall not have been effectively waived, withdrawn or lost.

“Effective Time” means the time of the filing of the Certificate of Merger (or such later time as may be mutually agreed in writing by the Company and Acquiror and specified in the Certificate of Merger).

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, adverse claim, restriction or other encumbrance of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.  Any reference to a specific section of ERISA herein will include such section, any valid regulation promulgated thereunder, and any comparable provision of any future legislation amending, supplementing or superseding such section.

“ERISA Affiliate” means any entity which is a member of: (a) a “controlled group of corporations,” as defined in Section 414(b) of the Code; (b) a group of entities under “common control,” as defined in Section 414(c) of the Code; or (c) an “affiliated service group,” as defined in Section 414(m) of the Code, or treasury regulations promulgated under Section 414(o) of the Code, any of which includes the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

“Form Agreement” means any Contract that does not deviate in any material respect from the “form of” such Contract delivered by the Company to Acquiror and labeled as the “form of” such Contract.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” shall mean any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental body exercising any regulatory, Taxing or other governmental or quasi-governmental authority.

“Group” means the definition ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IAS” means International Accounting Standards.

“Immediate Family Member” has the meaning ascribed to such term under Item 404(a) of Regulation S-K promulgated under the Securities Act and Exchange Act.

“knowledge” means, (i) with respect to the Company, the knowledge of any of Garry W. Rogerson, A.W. Homan, G. Edward McClammy, Martin O’Donoghue, Sergio Piras, Sean M. Wirtjes and/or Nancy E. Egan with respect to any fact, circumstance, event or other matter in question, and (ii) with respect to Acquiror, the knowledge of any of William Sullivan, Adrian Dillon, Craig Nordlund or Marie Huber with respect to any fact, circumstance, event or other matter in question.

“Liabilities” means debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, including those arising under any law, action or governmental order and those arising under any Contract.

“Material Adverse Change” and “Material Adverse Effect” when used in connection with an entity means any change, event, circumstance, condition or effect (each, an “Effect”), whether or not foreseeable (except to the extent such Effect is reasonably foreseeable based on a disclosure made in the Company Disclosure Letter as reasonably apparent from such disclosure) and regardless of whether or not such Effect is inconsistent with the representations or warranties made by such entity in this Agreement, that is or is reasonably likely to be, individually or in the aggregate, materially adverse to the financial condition, assets (including intangible assets), liabilities, business, operations or results of operations of such entity and its Subsidiaries, taken as a whole, except to the extent that any such Effect is proximately caused by: (a) changes in general economic conditions, changes in securities or other financial markets or changes affecting the industry generally in which such entity operates (provided that such changes do not affect such entity disproportionately as compared to companies operating in the same industry in which such entity operates); (b) changes in the trading volume or trading prices of such entity’s capital stock in and of themselves (provided that such exclusion shall not apply to any underlying Effect that may have caused such change in trading prices or volumes, unless such underlying Effect would otherwise be excluded from this definition); (c) acts of war or terrorism (provided that such acts do not affect such entity disproportionately as compared to companies operating in the same industry in which such entity operates); (d) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world; (e) changes in Applicable Law or GAAP after the Agreement Date

(provided that such changes do not affect such entity disproportionately as compared to companies operating in the same industry in which such entity operates); (f) any failure to meet published analysts’ estimates or expectations, or internal budgets, plans or forecasts, as to revenue, earnings or other financial performance after the Agreement Date in and of themselves (provided that such exclusion shall not apply to any underlying Effect that may have caused such failure, unless such underlying Effect would otherwise be excluded from this definition); (g) the announcement or the execution of this Agreement or the pendency or consummation of the Merger, including the loss of employees, customers or suppliers; (h) any actions taken by such entity which Acquiror has approved, consented to or requested, in each case in writing, or the taking by such entity of any action specifically required by the express terms of this Agreement; (i) any Legal Proceeding brought by any of the current or former stockholders of such entity (on their own behalf or on behalf of such entity) against such entity relating specifically to the Merger; or (j) any strikes, lockouts, slowdowns or work stoppages against such entity.

“Merger Sub Common Stock” means the Common Stock, $0.01 par value per share, of Merger Sub.

“NASDAQ” means the Nasdaq Global Select Stock Market.

“NYSE” means the New York Stock Exchange.

“Permitted Encumbrances” means: (a) statutory liens for Taxes that are not yet due and payable or which are being contested in good faith and by appropriate Legal Proceedings; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law; (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (e) Encumbrances imposed on the underlying fee interest in leased property; (f) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Encumbrances for amounts that are not yet due and payable or that are being contested in good faith and by appropriate Legal Proceedings; (g) non-exclusive object code licenses for software, or non-exclusive licenses to intellectual property of the Company with respect to components incorporated in products sold by the Company, in each case, in the ordinary course of business; (h) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar Encumbrances (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use or operation of the applicable property owned, leased, used or held for use by the Company or any Company Subsidiaries; and (i) Encumbrances that do not materially interfere with the use or operation of the property subject thereto.

“Person” means any natural person, corporation, company, limited liability company, general partnership, limited liability partnership, trust, estate, proprietorship, joint venture, association, organization, entity or Governmental Authority.

“Proxy Statement” means the proxy statement to be filed by the Company with the SEC in connection with the solicitation of proxies from Company Stockholders for the Company Stockholder Approval (as defined in Section 3.3(a)), as amended or supplemented.

“Sarbanes Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

“Subsidiary” means any corporation, association, business entity, partnership, limited liability company or other Person of which the Company or Acquiror, as the case may be, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (a) directly or indirectly owns or controls securities or other interests representing more than 50% of the voting power of such Person, or (b) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Superior Proposal” means, with respect to the Company, an unsolicited, bona fide written Alternative Transaction Proposal, which the Company Board has in good faith determined (after consultation with its outside legal counsel and its financial advisor), taking into account all legal, financial, regulatory, timing and other aspects of the proposal and the identity of the Person making the proposal, (a) is more favorable, from a financial point of view, to the Company Stockholders (in their capacities as stockholders) than the terms of this Agreement (after giving effect to any adjustments to the terms of this Agreement proposed by Acquiror in response to such Alternative Transaction Proposal), (b) provides for consideration consisting exclusively of cash and/or publicly-traded equity securities and financing, to the extent required by the Person making the proposal, that is fully committed and non-contingent, and (c) is reasonably likely to receive all required governmental approvals within a reasonable timeframe and is reasonably likely to be consummated on the terms proposed; provided that, for purposes of this definition of “Superior Proposal” each reference to “15%” or “85%” in the definition of “Alternative Transaction” shall be deemed to be a reference to “50%”, clause (b) of the definition of “Alternative Transaction” shall be limited to any sale of all or substantially all of the assets of the Company and the Company Subsidiaries, and clauses (c) and (d) of the definition of “Alternative Transaction” shall be deleted.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable) shall mean (a) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (b) any liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Return” shall mean any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) required to be filed with respect to Taxes.

“Transaction Expenses” means all costs and expenses incurred in connection with the Merger and this Agreement and the transactions contemplated hereby, or any discussions with respect to any similar transaction with any other Person (including any fees and expenses of legal counsel, financial advisors, investment bankers and accountants).

Other capitalized terms defined elsewhere in this Agreement and not defined in this Article 1 shall have the meanings assigned to such terms in this Agreement.

ARTICLE 2
THE MERGER

2.1           Conversion of Shares.

(a)           Conversion of Merger Sub Common Stock.  Subject to the terms and conditions of this Agreement, at the Effective Time, each share of Merger Sub Common Stock that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without the need for any further action on the part of the holder thereof, be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.01 par value per share, of the Surviving Corporation, and the shares of the Surviving Corporation into which the shares of Merger Sub Common Stock are so converted shall be the only shares of Company Common Stock that are issued and outstanding immediately after the Effective Time.

(b)           Conversion of Company Securities.

(i)            Company Common Stock.  Subject to the terms and conditions of this Agreement, at the Effective Time, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares to be canceled pursuant to Section 2.1(c)) shall, by virtue of the Merger and without the need for any further action on the part of the holder thereof (except as expressly provided herein), be converted into and represent the right to receive an amount of cash, without interest, equal to the Cash Amount Per Share.  The amount of cash each Company Stockholder is entitled to receive for the shares of Company Common Stock held by such Company Stockholder shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares of Company Common Stock held by such Company Stockholder.

(ii)           Company Stock-Based Awards.  Subject to the terms and conditions of this Agreement, at the Effective Time, each Company Stock-Based Award (whether vested or unvested), shall be cancelled and converted into a right to receive an amount in cash, without interest, equal to the product of (A) the number of shares of Company Common Stock subject to the Company Stock-Based Award, multiplied by (B) the Cash Amount Per Share; provided, however, that the Surviving Corporation and Acquiror shall be entitled to deduct and withhold from such payment made to the holder of a Company Stock-Based Award the amount of withholding for Taxes required to be deducted and withheld as a result of the transactions contemplated by this Section 2.1(b)(ii) and provided, further, that, notwithstanding the foregoing, the amount payable pursuant to this Section 2.1(b)(ii), as calculated pursuant to this sentence, shall be reduced by the amount, if any, that the holder of the Company Stock-Based Award is obligated to pay to the Company with respect to such Company-Stock Based Award pursuant to the terms of the applicable award agreement. With respect to any outstanding performance-based Company Stock-Based Award, the number of shares of Company Common Stock subject to such Company Stock-Based Award for purposes of (A) above shall be deemed to be one hundred percent (100%) of the target number of shares of Company Common Stock subject to such Company Stock-Based Award (as set forth in the applicable award agreement).  The amount of cash each holder of a Company Stock-Based Award is entitled to receive shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company Stock-Based Award held by such Person and shall be in full satisfaction and discharge of all rights of the holder held in such Company Stock-Based Award.  For the avoidance of doubt, any Person entitled to a cash payment pursuant to this Section 2.1(b)(ii) in exchange for shares of Company Common Stock subject to a Company Stock-Based Award shall not be entitled to any payment pursuant to Section 2.1(b)(i) with respect to such shares of Company Stock.

(iii)          Company Options with an Exercise Price Less than the Cash Amount Per Share.  Subject to the terms and conditions of this Agreement, at the Effective Time, each Company Option (whether vested or unvested) with an exercise price that is less than the Cash Amount Per Share that is issued and outstanding immediately prior to the Effective Time, shall, by virtue of the Merger and without the need for any further action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (A) the number of shares of Company Common Stock subject to such Company Option with an exercise price that is less than the Cash Amount Per Share, multiplied by (B) the Cash Amount Per Share, less the exercise price per share attributable to such Company Option; provided, however, that the Surviving Corporation and Acquiror shall be entitled to deduct and withhold from such payment made to the holder of a Company Option the amount of withholding for Taxes required to be deducted and withheld as a result of the transactions contemplated by this Section 2.1(b)(iii).  The amount of cash each holder of a Company Option with an exercise price that is less than the Cash Amount Per Share is entitled to receive for such Company Option shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company Options held by such Person and shall be in full satisfaction and discharge of all rights of the holder held in such Company Option.

(iv)          Cancellation of Company Options with an Exercise Price equal to or in excess of the Cash Amount Per Share.  Subject to the terms and conditions of this Agreement, at the Effective Time, each Company Option (whether vested or unvested) with an exercise price equal to or in excess of the Cash Amount Per Share, in each case that is issued and outstanding immediately prior to the Effective Time, by virtue of the Merger and without the need for any further action on the part of the holder thereof, shall be cancelled and extinguished without any conversion thereof or payment therefor and in full satisfaction and discharge of all rights of the holder held in such Company Option. Acquiror shall not substitute any equivalent option or restricted stock unit for any such Company Option cancelled pursuant to this Section 2.1(b)(iv).

(v)           Company Director Stock Units.  Subject to the terms and conditions of this Agreement, at the Effective Time, the directors of the Company holding all of the outstanding Director Stock Unit Awards will cease to be members of the Company Board and, therefore, each Director Stock Unit Award outstanding as of the Effective Time shall become fully vested in accordance with its terms at the Effective Time.  At the Effective Time, each Company Director Stock Unit outstanding as of the Effective Time shall be converted automatically into the vested right to receive an amount in cash equal to the product of (A) the Cash Amount Per Share, multiplied by (B) the outstanding number of shares of Company Common Stock subject to the Director Stock Unit Award.

(vi)          Necessary Actions.  Prior to the Effective Time, the Company shall take all reasonable actions under the terms of the Company Option Plan for the implementation of the provisions of this Section 2.1(b).

(c)           Cancellation of Company-Owned Stock.  Notwithstanding Section 2.1(b), each share of Company Capital Stock held by the Company or any Company Subsidiaries immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(d)           Adjustments.  In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock occurring after the Agreement Date and prior to the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(e)           Payment to Holders of Company Options, Company Director Stock Units and Company Stock-Based Awards.  Parent shall cause the Surviving Corporation to pay the amounts payable pursuant to Sections 2.1(b)(ii), (iii) and (v), subject to such deductions and withholding as may be required pursuant to the provisions of Sections 2.1 and 2.3(b), and except to the extent required by Applicable Laws, (A) in exchange for Company Options with an exercise price less than the Cash Amount Per Share and in exchange for Company Stock-Based Awards, to the holders thereof through the Surviving Corporation’s payroll process as soon as practicable following the Effective Time, and (B) in exchange for Company Director Stock Units, to the holders thereof as soon as practicable following the vesting date thereof, but in no event more than 60 days following such vesting date.

(f)            Setoff.  If, as of the Effective Time, there is any outstanding indebtedness of any holder of Company Capital Stock owed to the Company with respect to the purchase by such holder of such Company Capital Stock from the Company, the total amount of such indebtedness (including principal, accrued interest and any other amounts owed to the Company with respect to such purchase) shall be deducted by Parent from the aggregate amount otherwise payable in the Merger to such Company Stockholder for his, her or its Company Securities pursuant to this Section 2.1.

(g)           Dissenting Shares.  Dissenting Shares shall not be converted into the right to receive the Cash Amount Per Share, and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the Delaware Law; provided, however, that if any such Company Stockholder shall fail to perfect or shall effectively waive, withdraw or lose such stockholder’s rights under Section 262 of the Delaware Law, such stockholder’s shares of Company Common Stock in respect of which such stockholder would otherwise be entitled to receive fair value under Section 262 of the Delaware Law shall thereupon be deemed to have been converted, at the Effective Time, into the right to receive the Cash Amount Per Share. From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of an equity owner of the Surviving Corporation or of a stockholder of Acquiror.

2.2           Effects of the Merger.  At and upon the Effective Time:

(a)           the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into the Company, and the Company shall be the surviving corporation of the Merger pursuant to the terms of this Agreement and the Certificate of Merger;

(b)           subject to the provisions of Section 6.5, the Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety to read as set forth in the Certificate of Merger, until thereafter amended as provided by Delaware Law;

(c)           subject to the provisions of Section 6.5, the Bylaws of the Surviving Corporation shall be amended in their entirety to read as the Bylaws of Merger Sub, until thereafter amended as provided by Delaware Law;

(d)           the officers of Merger Sub immediately prior to the Effective Time shall be appointed as the officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly appointed;

(e)           the members of the Board of Directors of Merger Sub immediately prior to the Effective Time shall be appointed as the members of the Board of Directors of the Surviving

Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified; and

(f)            the Merger shall, from and after the Effective Time, have all of the effects provided by Delaware Law.

2.3           Tax Consequences and Withholding.

(a)           The parties intend that the Merger shall be treated as a Taxable purchase of securities of the Company pursuant to the Code.  However, Acquiror makes no representations or warranties to the Company or to any Company Securityholder regarding (i) the Tax treatment of the Merger or (ii) any of the Tax consequences to the Company or any Company Securityholder of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby.

(b)           Acquiror or Acquiror’s agent shall be entitled to deduct and withhold from the amounts payable pursuant to this Agreement to any Company Securityholder, any amounts required to be deducted and withheld under the Code, or any other provision of Applicable Law, with respect to the making of such payment.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Company Securityholder in respect of whom such deduction and withholding was made.

2.4           Further Assurances.   At and after the Effective Time, the officers and directors of Acquiror and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the exceptions set forth in a numbered or lettered section of the disclosure letter of the Company addressed to Acquiror, dated as of the Agreement Date and delivered to Acquiror concurrently with the parties’ execution of this Agreement (the “Company Disclosure Letter”) referencing a representation or warranty (or covenant, as applicable) herein (each of which exceptions, in order to be effective, shall indicate the section and, if applicable, the subsection of this Agreement to which it relates (unless and to the extent the applicability to other representations and warranties (or covenants, as applicable) is reasonably apparent from the actual text of the disclosed exception), , the Company represents and warrants to Acquiror as follows:

3.1           Organization and Good Standing.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Company has the corporate power and authority to own, operate and lease its properties and to carry on the Company Business.  The Company is duly qualified or licensed to do business, and is in good standing (to the extent that such concept is applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to have a Material Adverse Effect on the Company.  The Company has delivered or made available to Acquiror or its counsel true and complete copies of the Company Charter Documents.  The Company is not in violation of the Company Charter Documents.

3.2           Company Subsidiaries.

(a)           Organization and Good Standing.  Schedule 3.2(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Subsidiaries.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Company Subsidiary is a corporation duly organized, validly existing and in good standing (to the extent that such concept is applicable) under the laws of its jurisdiction of organization, (ii) each Company Subsidiary has the corporate power and authority to own, operate and lease its properties and to carry on its business, (iii) each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, and (iv) each Company Subsidiary is not in violation of its Certificate of Incorporation or Bylaws (or other comparable charter documents), each as amended to date.

(b)           Ownership.  The Company is the owner of all of the issued and outstanding shares of capital stock of each Company Subsidiary and all such shares are duly authorized, validly issued, fully paid and nonassessable.  All of the issued and outstanding shares of capital stock of each Company Subsidiary are owned by the Company free and clear of all Encumbrances (other than Permitted Encumbrances) and are not subject to any preemptive right or right of first refusal created by statute, the Certificate of Incorporation and Bylaws (or other comparable charter documents), as applicable, of such Company Subsidiary or any agreement to which such Company Subsidiary is a party or by which it is bound.  There are no stock appreciation rights, options, warrants, calls, rights, legally binding commitments, conversion privileges or preemptive or other rights or agreements outstanding to purchase or otherwise acquire any shares of capital stock of a Company Subsidiary or any securities or debt convertible into or exchangeable for capital stock of a Company Subsidiary or obligating the Company or any Company Subsidiary to grant, extend or enter into any such option, warrant, call, right, legally binding commitment, conversion privilege or preemptive or other right or agreement.  Other than the Company Subsidiaries set forth in Schedule 3.2(a) of the Company Disclosure Letter, the Company does not have any Company Subsidiary or any equity or ownership interest (or any interest convertible or exchangeable or exercisable for, any equity or ownership interest), whether direct or indirect, in any Person.  The Company is not contractually obligated to make nor is it contractually bound by any agreement or obligation to make any investment in or capital contribution in or on behalf of any other Person.

3.3           Power, Authorization and Validity.

(a)           Power and Authority.  The Company has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and, subject to adoption of this Agreement by holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”), to consummate the Merger and other transactions contemplated hereby.  The Company Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the full Company Board, has (i) determined that this Agreement and the terms and conditions of the Merger and this Agreement are fair to, advisable and in the best interests of the Company and the Company Stockholders, (ii) approved and adopted this Agreement and the Merger, and (iii) directed that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement.  The Company Stockholder Approval is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt this Agreement and consummate the Merger and the other transactions contemplated hereby under the Company Charter Documents and Applicable Law.  The Company and the Company Subsidiaries are not party to any “stockholder rights plan” or similar anti-takeover agreement or plan that is currently in effect.

(b)           No Consents.  No consent, approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by the Company to enable the Company to lawfully execute and deliver, enter into, and perform its obligations under this Agreement or to consummate the Merger, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Company is qualified to do business, (ii) the Company Stockholder Approval, (iii) such filings and notifications as may be required to be made by the Company in connection with the Merger under the HSR Act and other applicable Antitrust Laws (as defined in Section 5.6(a)) and the expiration or early termination of applicable waiting periods under the HSR Act and such Antitrust Laws, (iv) the filing with the SEC of the Proxy Statement and such reports and filings under the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby, (v) such other filings and notifications as may be required to be made by the Company under federal, state or foreign securities laws or the rules and regulations of NASDAQ, and (vi) such other consents, approvals, orders, authorizations, releases, waivers, registrations, declarations or filings that if not made or obtained (A) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, or (B) would not be material to the Company’s ability to consummate the Merger and the other transactions contemplated by this Agreement or to perform their respective obligations under this Agreement.

(c)           Enforceability.  This Agreement has been duly executed and delivered by the Company, and assuming the due authorization, execution and delivery of this Agreement by Acquiror and Merger Sub, constitutes the valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

(d)           Takeover Laws.  Assuming the truth of the representations and warranties contained in Section 4.5, the adoption of this Agreement and the approval of the Merger and the transactions contemplated hereby by the Company Board referred to in Section 3.3(a) constitute all of the approvals that are necessary to render inapplicable to this Agreement, the Merger, and the transactions contemplated hereby the provisions of Section 203 of Delaware Law and represent the only actions necessary to ensure that Section 203 of Delaware Law does not and will not apply to the execution, delivery, or performance of this Agreement or the consummation of the Merger or other transactions contemplated hereby.  No other state takeover or other similar statute or regulation is applicable to this Agreement or the Merger.

3.4           Capital Structure of the Company.

(a)           The authorized capital stock of the Company consists solely of 99,000,000 shares of Company Common Stock and 1,000,000 shares of Company Preferred Stock.  As of the close of business on July 23, 2009, a total of 28,863,750 shares of Company Common Stock are issued and outstanding and no shares of Company Preferred Stock are issued and outstanding. The Company has reserved (i) an aggregate of 14,712,020 shares of Company Common Stock for issuance pursuant to the Company Option Plan (including shares subject to outstanding Company Options, Company Director Stock Units and Company Stock-Based Awards) and (ii) an aggregate of 1,200,000 shares of Company Common Stock for issuance pursuant to the Company ESPP.  As of the close of business on July 23, 2009, (i) a total of 1,895,520 shares of Company Common Stock are subject to outstanding Company Options, (ii) a total of 18,306 shares of Company Common Stock are subject to outstanding Company Director Stock Units, (iii) a total of 256,391 shares have been issued or are subject to issuance pursuant Company Stock-Based Awards that are issued and outstanding, and, between such date and the Agreement Date, the Company has not granted or issued, or committed to grant or issue, any Company Options, Company Director Stock Units, Company Stock-Based Awards or any other securities. As of the close of business on July 23, 2009, (A) a total of 3,717,861 shares of Company Common Stock are reserved for future grant and issuance under the Company Option Plan (excluding shares subject to outstanding Company Options), and (B) a total of 45,947 shares of Company Common Stock are reserved for future grant and issuance under the Company ESPP.  Except for the issued and outstanding Company Options, Company Director Stock Units and Company Stock-Based Awards described in the previous sentence, as of the Agreement Date, there are no stock appreciation rights, options, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or Contracts outstanding to purchase or otherwise acquire any shares of Company Capital Stock or Company Voting Debt or any securities or debt convertible into or exchangeable for Company Capital Stock or Company Voting Debt or obligating the Company to grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract, and between such date and the Agreement Date, the Company has not granted or issued any of the foregoing securities or rights.  All issued and outstanding shares of Company Common Stock, including all Company Stock-Based Awards, have been duly authorized and validly issued, are fully paid and nonassessable, were not issued in violation of and are not subject to any right of rescission, right of first refusal or preemptive right, and have been offered, issued, sold and delivered by the Company in compliance in all material respects with Applicable Law and all requirements set forth in applicable Contracts. There is no Liability for dividends accrued and unpaid by the Company.  As of the Agreement Date, there are no shares of Company Common Stock held in treasury by the Company or any Company Subsidiaries.

(b)           Schedule 3.4(b) of the Company Disclosure Letter sets forth as of the date set forth therein the total number of vested Company Options and the total number of unvested Company Options and exercise price of such Company Options and, between such date and the Agreement Date, the Company has not granted or issued, or committed to grant or issue, any Company Options. All issued and outstanding Company Options, Company Stock-Based Awards and Company Director Stock Units were issued by the Company in compliance with Applicable Law except as would not have a Material Adverse Effect on the Company and all requirements set forth in the Company Option Plan and the Contracts entered into thereunder in connection with the grant or issuance of such Company Options, Company Stock-Based Awards and Company Director Stock Units.  Neither the Company Option Plan, nor the standard form agreements under the Company Option Plan, have been amended, modified or supplemented since the most recent filing by the Company thereof with the SEC, and there are no agreements, understandings or commitments to amend, modify or supplement such plans or agreements.

(c)           Company Debt.  No bonds, debentures, notes or other Debt of the Company or any Company Subsidiaries (i) having the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is based upon or derived from capital or voting stock of the Company (collectively, “Company Voting Debt”), is issued or outstanding as of the Agreement Date.  Schedule 3.4(c) to the Company Disclosure Letter accurately lists all outstanding Debt of the Company and the Company Subsidiaries as of the Agreement Date. All Debt may be prepaid at the Closing without penalty under the terms of the agreements governing such Debt.

(d)           No Other Rights.  The Company Charter Documents do not provide, and the Company is not a party to or otherwise bound by any Contract providing, registration rights, rights of first refusal, preemptive rights, co-sale rights or other similar rights or other restrictions applicable to any securities of the Company or any Company Subsidiary issued and outstanding as of the Agreement Date or that may be subsequently issued.  The Company is not a party to any Contract regarding the voting of any outstanding securities of the Company (other than the Voting Agreements). The Company has no obligation to repurchase, redeem or acquire any shares of capital stock of the Company, of any Company Subsidiary or any other entity.

3.5           No Conflict.  Neither the execution and delivery of this Agreement by the Company, nor the consummation of the Merger or the other transactions contemplated hereby: (a) conflicts with, or (with or without notice or lapse of time, or both) results in a termination, breach or violation of, or constitutes a default under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation or modification, impairment or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to (i) any provision of the Company Charter Documents or other comparable charter documents of any Company Subsidiary, each as currently in effect, (ii) subject to compliance with the requirements described in subclauses (i)-(v) of Section 3.3(b), any Applicable Law applicable to the Company, any Company Subsidiary or any of their respective assets or properties, or (iii) any Company Material Contract (as defined in Section 3.12) or any material Contract providing for the license to (or for the benefit or use of) the Company or any Company Subsidiary of any Third Party Intellectual Property which is in any manner incorporated in any Company Product, or would be infringed by the manufacture, sale, offering for sale, use, importation or distribution of any Company Product in the absence of such Contract, or any Contract pursuant to which the Company or any Company Subsidiary grants any right or license to another Person under any material Company IP Right (except in the cases of subclause (ii) and (iii), where such conflicts, terminations, breaches, violations or defaults, rights of termination or cancellation, acceleration or modification, impairment, loss, or failures to obtain such consents, approvals or waivers, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company); or (b) will result in the creation of any Encumbrance on any of the properties or assets of the Company or the Company Subsidiaries that would be material to the Company and the Company Subsidiaries, taken as a whole.

3.6           SEC Filings.

(a)           SEC Reports.  The Company has filed with the SEC all registration statements, prospectuses, reports, forms, statements, schedules, certifications and other documents (including exhibits and all other items incorporated by reference) required to be filed or furnished by the Company under Applicable Law since September 29, 2006 (all such required registration statements, prospectuses, reports, forms, statements, schedules, certifications and other documents, including those that the Company may file subsequent to the Agreement Date and through the Effective Time, are referred to herein as the “Company SEC Documents”), and all such Company SEC Documents in the form filed with the SEC are available on the SEC’s EDGAR website.  As of their respective filing dates (or, if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing), the Company SEC Documents (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC.

(b)           Financial Statements.  Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Documents (the “Company Financial Statements”), including each Company SEC Document filed after the Agreement Date until the Closing, (i) complied, as of their respective dates of filing with the SEC, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP (except in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q or

Form 8-K) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and (iii) fairly presented in all material respects the consolidated financial position of Company and the Company Subsidiaries as at the respective dates thereof and the consolidated results of Company’s and the Company Subsidiaries’ operations and cash flows for the periods indicated (except that the unaudited interim financial statements were subject to normal and recurring year-end and quarter-end adjustments).  Except as reflected in the Company Balance Sheet (or described in the notes thereto), neither the Company nor any of the Company Subsidiaries has any Liabilities of any nature that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and the Company Subsidiaries, or described in the notes thereto, except (i) Liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practices, (ii) Liabilities reserved against in the Company Balance Sheet (but only to the extent of such reserves), (iii) Liabilities for Transaction Expenses, and (iv) Liabilities that would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(c)           Sarbanes Act.  The Company is in compliance in all material respects with the applicable provisions of the Sarbanes Act, and the related rules and regulations promulgated under such act or the Exchange Act, in each case, as currently in effect.  Since September 29, 2006, to the knowledge of the Company, no party has submitted any complaint to the Audit Committee of the Company Board pursuant to the procedures established in accordance with Section 10A(m)(4) of the Exchange Act.  To the Company’s knowledge, there are no material violations of the Company’s code of conduct, adopted pursuant to NASDAQ Rule 4350(n).  No attorney representing the Company or any of the Company Subsidiaries has reported any material violation to the Company’s chief legal officer, chief executive officer, or any committee of the Company Board, including any qualified legal compliance committee, as contemplated by the rules set forth in 17 CFR Part 205.

(d)           Controls.  The Company has established and maintains a system of internal accounting controls reasonably sufficient to provide reasonable assurances that (i) receipts and expenditures of the Company and the Company Subsidiaries are being made only in accordance with authorizations of management and the Company Board, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and the Company Subsidiaries. The amount recorded for assets on the books and records of the Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to differences. To the Company’s knowledge, there are no “significant deficiencies” or “material weaknesses” (each as defined by Rule 1-02(a)(4) of Regulation S-X promulgated by the SEC) in the design or operation of the Company’s internal controls and procedures which would reasonably be expected to materially and adversely affect the Company’s ability to record, process, summarize and report financial data.  To the Company’s knowledge, there is no fraud, whether or not material, that involves management or other current or former employees of the Company or any of the Company Subsidiaries who have a role in the Company’s internal controls over financial reporting.  The Company has established and maintains “disclosure controls and procedures” (as defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to the Company’s principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the “principal executive officer” and the “principal financial officer” of the Company required by Section 302 of the Sarbanes Act with respect to such reports.  Since September 29, 2006, each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes Act and the rules and regulations promulgated thereunder with respect to the Company SEC Reports and the statements contained in such certifications were true and accurate at the time of filing or submission thereof.  The Company has established and maintains “internal control over financial reporting” (as defined in Rule 13a-15 promulgated under the Exchange Act).

(e)                                  Off-Balance Sheet Arrangements.  Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including without limitation any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate on the other hand), including without limitation any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), where the purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Documents.

(f)                                    Amendments.  The Company has heretofore delivered to Acquiror a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.  No “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) filed as an exhibit to the Company SEC Documents has been amended or modified, except for amendments or modifications so furnished or which have been filed as an exhibit to a subsequently dated Company SEC Document.  The Company has heretofore delivered to Acquiror a complete and correct copy of any comment letters or similar correspondence received by the Company from the SEC between September 29, 2006 and the Agreement Date.  The SEC has not provided comments to the Company in connection with any Company SEC Documents that to the Company’s knowledge remain unresolved and are material.  To the knowledge of the Company, no investigation by the SEC with respect to the Company or any of the Company Subsidiaries is pending or threatened.

(g)                                 Proxy Statement.  The information supplied by the Company for inclusion in the Proxy Statement shall not at the time the Proxy Statement is filed with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.  The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement shall not, on the date the Proxy Statement is mailed to Company Stockholders and at the time of the meeting of Company Stockholders to consider the Company Stockholder Approval (the “Company Stockholders’ Meeting”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading.  The Proxy Statement will, when filed, comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Acquiror, Merger Sub or any of their respective Representatives that is contained in the Proxy Statement.

3.7                               Litigation.  (a) There is no action, suit, arbitration, mediation, proceeding, claim or investigation (each, a “Legal Proceeding”) pending against the Company or any Company Subsidiary (or to the knowledge of the Company, against any officer, director, employee or agent of the Company or any Company Subsidiary in their capacity as such) before any Governmental Authority, arbitrator or independent mediator, nor, to the knowledge of the Company, has any such Legal Proceeding been threatened and (b) there is no judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or independent mediator outstanding against the Company or any Company Subsidiary, or to the knowledge of the Company, against any officer, director, employee or agent of the Company or any Company Subsidiary in their capacity as such or relating to their employment, services or relationship with the Company or such Company Subsidiary, in either case, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Neither the Company nor any Company Subsidiary has any material Legal Proceeding pending against any Governmental Authority or other Person.  There has not been since September 29, 2006, nor are there any currently pending, any internal investigations or inquiries being conducted by (x) the Company, (y) the Company Board (or any committee thereof) or (z) any third party at the request of the Company or the Company Board, in each case, concerning any financial, accounting, Tax, conflict of interest, illegal activity, fraudulent or deceptive conduct or other misfeasance or malfeasance issues involving the Company, any Company Subsidiary or any of their respective officers, directors or employees in their capacity as such.

3.8                               Compliance with Laws.

(a)                                  Applicable Laws.  The Company and each Company Subsidiary is and has been in compliance with all Applicable Law, except for any such noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Since September 29, 2006, neither the Company nor any of the Company Subsidiaries has received any written notice or other written communication from any Governmental Authority asserting that the Company or any of the Company Subsidiaries has failed to comply, or is not in compliance, with Applicable Law that would reasonably be expected to result in any Liability that is material to the Company and the Company Subsidiaries, taken as a whole (which such failure to comply or non-compliance has not been fully remedied) and to the Company’s knowledge, no investigation or review of the Company or any of the Company Subsidiaries with respect to the foregoing by any Governmental Authority is pending or threatened.

(b)                                 Governmental Permits.  The Company and each Company Subsidiary holds all permits, licenses and approvals from all Governmental Authorities that are necessary and/or legally required to be held by it to conduct the Company Business and that are material to the Company and the Company Subsidiaries, taken as a whole (“Governmental Permits”).  The Company and each Company Subsidiary is now in material compliance with all Governmental Permits, and all such Governmental Permits are valid and in full force and effect.  Since September 29, 2006, neither the Company nor any Company Subsidiary has received any written notice or other written communication from any Governmental Authority alleging (i) any actual or possible violation of any Governmental Permit or any failure to comply with any term or requirement of any Governmental Permit (which such violation or failure to comply has not been fully remedied) or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Permit, in each case, that would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(c)                                  Product Disclosures.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, since September 29, 2006, (i) all materials, products and services distributed or marketed by the Company and each Company Subsidiary have at all times made all disclosures to users or customers required by Applicable Law, and (ii) none of such disclosures made or contained in any such materials have been, at the time they were made, inaccurate, misleading or deceptive.

(d)                                 Unlawful Payments.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any Company Subsidiary nor any director or officer (or to the knowledge of the Company, any agent or employee) of the Company or any Company Subsidiary has, for or on behalf of the Company or any Company Subsidiary, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (iii) made any bribe, kickback or other illegal payment to assist the Company or any of the Company Subsidiaries in obtaining or retaining business for, or with, or directing business to, any Person or in securing any unlawful advantage, or (iv) made any other payment in violation of Applicable Law.

(e)                                  Export Control Laws.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each Company Subsidiary has conducted its export transactions in accordance in all respects with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations.  Without limiting the foregoing, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the Company and each Company Subsidiary has obtained all export licenses and other approvals required for its exports of products, software and technologies from the United States; (ii) the Company and each Company Subsidiary is in compliance with the terms of all export licenses or other approvals applicable to the Company and each Company Subsidiary; and (iii) there are no pending or, to the knowledge of the Company, threatened Legal Proceedings against the Company or any Company Subsidiary with respect to such export licenses or other approvals.

(f)                                    NASDAQ.  The Company is in material compliance with the applicable criteria for continued listing of the Company Common Stock on NASDAQ, including all applicable corporate governance rules and regulations.

3.9                               Taxes.

(a)                                  The Company and each Company Subsidiary have properly completed and timely filed all material Tax Returns required to be filed by them and have timely paid all material Taxes due and owing (whether or not shown on any Tax Return).  All such Tax Returns are complete and accurate and were prepared in compliance with all Applicable Law in all material respects.

(b)                                 The Company and each Company Subsidiary has established an adequate accrual or reserve in accordance with GAAP for the payment of all income Taxes and all other material Taxes payable by them in respect of the periods or portions thereof prior to the Balance Sheet Date (which accrual or reserve as of the Balance Sheet Date is fully reflected on the Company Balance Sheet), and has no material Liability for income Taxes or other material Taxes for periods or portions of periods prior to the Balance Sheet Date in excess of the accruals or reserves so established. Neither the Company nor any Company Subsidiary has any Liability for unpaid Taxes accruing after the Balance Sheet Date except for (i) Taxes arising in the ordinary course of business consistent with past practice subsequent to the Balance Sheet Date and (ii) Taxes that would not in the aggregate be material to the Company and the Company Subsidiaries, taken as a whole.

(c)                                  No deficiencies for any material Tax have been threatened, claimed or proposed in writing or assessed by any Tax Authority against the Company or any Company Subsidiary.  Neither the Company nor any Company Subsidiary has received any written notification from any Tax Authority regarding any issues that (a) are currently pending before such Tax Authority regarding the Company or any Company Subsidiary, or (b) have been raised by such Tax Authority and not yet finally resolved and, in the case of either clause (a) or (b) above, that would be material to the Company and the Company Subsidiaries, taken as a whole. No Tax Return of the Company or any Company Subsidiary is under audit by any Tax Authority.  All past Tax audits (if any) have been completed and fully resolved to the satisfaction of the applicable Tax Authority conducting such audit and all Taxes determined by such audit to be due from the Company or any Company Subsidiary have been paid in full to the applicable Tax Authority.  No Tax liens are currently in effect against any of the assets of the Company or any Company Subsidiary other than liens that arise by operation of Applicable Law for Taxes not yet due and payable.  There is not in effect any waiver by the Company or any Company Subsidiary of any statute of limitations with respect to any Taxes.  Neither the Company nor any Company Subsidiary has consented to extend to a date later than the Agreement Date the period in which any Tax may be assessed or collected by any Tax Authority.

(d)                                 The Company and each Company Subsidiary have complied (and until the Closing Date will comply) with all Applicable Law in all material respects relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), has, within the time and in the manner prescribed by law, withheld and paid over to the proper Tax Authority (or are properly holding for such timely payment) all amounts required to be so withheld and paid over in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party under all Applicable Law (including Federal Insurance Contribution Act, Medicare Federal Unemployment Tax Act, federal and state income Taxes and relevant state income and employment Tax withholding laws), in each such case, in all material respects, and has timely filed all withholding Tax Returns, for all periods through and including the Closing Date.

(e)                                  Neither the Company nor any Company Subsidiary has filed any disclosures under Section 6662 or Section 6664 of the Code, or Revenue Procedure 94-69, or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return.

(f)                                    Neither the Company nor any Company Subsidiary has consummated, has participated in, or is currently participating in any transaction which was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder.  Neither the Company nor any Company Subsidiary has participated in, nor are any of them currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(g)                                 Neither the Company (since April 2, 1999) nor any Company Subsidiary (since the time it became such) has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent corporation.

(h)                                 Neither the Company nor any Company Subsidiary has any Liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by contract or otherwise.

(i)                                     The Company for itself and for each Company Subsidiary has disclosed in Schedule 3.9(i) of the Company Disclosure Letter the amount of any deferred gain or loss arising out of any intercompany transaction within the meaning of Section 1.1502-13 of the Treasury Regulations.

(j)                                     Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date; (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received or accrued on or prior to the Closing Date.

(k)                                  Neither the Company nor any Company Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code for which the Company has made a no foreign use election.

(l)                                     Neither the Company nor any Company Subsidiary has been or will be required to include any adjustment in, or exclude an item of deduction from, Taxable income for any Tax period (or portion thereof) ending after the Closing Date pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

(m)                               To the knowledge of the Company, no claim has ever been made in writing by a Governmental Authority in a jurisdiction where the Company or any of its Company Subsidiaries does not file Tax Returns that the Company or any of the Company Subsidiaries is or may be subject to Taxation by that jurisdiction. Neither the Company nor any of the Company Subsidiaries has a permanent establishment in any country outside of its country of incorporation.

(n)                                 Each of the Company and each Company Subsidiary has in its possession documentation adequate to substantiate Taxes paid by it to any foreign Tax Authorities.

(o)                                 Schedule 3.9(o) of the Company Disclosure Letter sets forth a complete and accurate list of all material agreements, rulings, settlements or other Tax documents relating to Tax incentives between Company or any Subsidiary and any Governmental Authority.  The Company and its Company Subsidiaries are in compliance with the requirements for any applicable Tax holidays or incentives.

(p)                                 Neither the Company nor any Company Subsidiary is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement nor does the Company or any Company Subsidiary have any Liability or potential Liability to another party under any such agreement.

(q)                                 Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (a) in the two years prior to the Agreement Date or (b) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(r)                                    To the knowledge of the Company, each of the Company’s and the Company Subsidiaries’ “nonqualified deferred compensation plans” within the meaning of Code Section 409A comply with or are exempt from Code Section 409A; specifically each such “nonqualified deferred compensation plan” that is subject to Code Section 409A has been administered in good faith and operated in material compliance with Code Section 409A, and no such “nonqualified deferred compensation plan” that is not subject to Code Section 409A has been materially modified within the meaning of Code Section 409A.  To the knowledge of the Company, no event has occurred that would be treated by Section 409(A)(b) as a transfer of property for purposes of Section 83 of the Code.  To the knowledge of the Company, each Company Option has been issued at not less than 100% of fair market value on the date of grant.

3.10                         Title to Properties.

(a)                                  The Company and each Company Subsidiary has good and valid title to all of their respective tangible assets and personal properties (including those shown on the Company Balance Sheet, except assets and personal properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Encumbrances, except (a) Permitted Encumbrances, and (b) mortgages deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of the Company included in the Company SEC Documents.  All properties used in the operation of the Company Business are reflected on the Company Balance Sheet to the extent required under GAAP to be so reflected.

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the tangible personal property and equipment of each of the Company and each Company Subsidiary that are used in the operations of their respective businesses are (i) reasonably suitable for the uses to which they are currently employed, (ii) in reasonable operating condition and repair, subject to normal wear and tear, (iii) maintained in the ordinary course of business consistent with past practice, (iv) to the knowledge of the Company, free from any material defects, and (v) to the extent leased, subject to a valid, fully effective lease that affords the Company or such Company Subsidiary peaceful and undisturbed leasehold possession of the personal property that is the subject of the lease.

(c)                                  Schedule 3.10(c)-1 of the Company Disclosure Letter sets forth, as of the Agreement Date, a complete and correct list of all real property and interests in real property currently owned by the Company or any Company Subsidiary (each, an “Owned Real Property”).  Schedule 3.10(c)-2 of the Company Disclosure Letter sets forth, as of the Agreement Date, (i) a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any Company Subsidiary that either alone, or grouped with other real property leased, subleased or otherwise occupied by the Company or any Company Subsidiary in the same geographic location and use, consists of 50,000 square feet or more (each, a “Leased Real Property”), (ii) the address for each Leased Real Property, and (iii) the rent amounts payable by the Company or the Company Subsidiary related to such Leased Real Property as of the date set forth in such schedule.  All of the leases, subleases and other agreements with respect to the Leased Real Property are referred to herein as “Lease Agreements.”  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, no Owned Real Property or Lease Agreement is subject to any Encumbrance other than Permitted Encumbrances, including any mortgage, pledge, lien, encumbrance, sublease, assignment, license or other agreement granting to any third party any interest in such Owned Real Property or Lease Agreement or any right to the use or occupancy of any Owned Real Property or Leased Real Property.  With respect to each Owned Real Property or Leased Real Property, neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted anyone a right to use or occupy such Owned Real Property or Leased Real Property, as applicable, or any material portion thereof.  The Company and the Company Subsidiaries enjoy peaceful and undisturbed possession of the Owned Real Property and the Leased Real Property, except where the failure to have such possession would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d)                                 To the knowledge of the Company, the Company and the Company Subsidiaries are not in violation of any zoning, building, safety or environmental ordinance, regulation or requirement applicable to the operation of the Owned Real Property or Leased Real Property, except for such violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, nor to the knowledge of the Company, has the Company or any of the Company Subsidiaries received any notice of violation of any such ordinance, regulation or requirement with which it has not complied.

(e)                                  For the avoidance of doubt, the representations and warranties set forth in this Section 3.10 do not apply to Intellectual Property, which matters are addressed in Section 3.14.

3.11                         Absence of Certain Changes.  Since the Balance Sheet Date to and including the Agreement Date, (a) except for actions taken or not taken in connection with the transactions contemplated by this Agreement, or any actions taken or not taken during such period in connection with discussions entered into in respect of a similar transaction with any other Person, the Company and the Company Subsidiaries, taken as a whole, have operated their business, in all material respects, in the ordinary course consistent with its past practices, (b) since such date there has not been any Material Adverse Change on the Company that is continuing, and (c) the Company has not taken any action that would be prohibited by Section 5.4 if proposed to be taken after the Agreement Date.

3.12                         Contracts, Agreements, Arrangements, Commitments and Undertakings.  Schedules 3.12(a)-(l) of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company or any Company Subsidiary is a party or to which the Company or any Company Subsidiary or any of their respective assets or properties is bound (each a “Company Material Contract”) as of the Agreement Date:

(a)                                  any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(b)                                 (i) any material joint venture or partnership Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with any other party, or (ii) any Contract that involved a payment of royalties to any other party in amounts in excess of $500,000 during the

Company’s fiscal year 2008, or (iii) other than any Contracts referred to in the previous clause (ii) and other than any Contracts that license to the Company or any Company Subsidiary generally commercially available off the shelf technology or Intellectual Property, any Contract pursuant to which the Company or any Company Subsidiary acquired or is granted any right to any Third Party Intellectual Property Rights (as defined in Section 3.14(a)(v)) pursuant to which the Company or any Company Subsidiary is required to pay in excess of $250,000 per annum;

(c)                                  any Contract for capital expenditures that require future payments in excess of $500,000 by the Company or any Company Subsidiary.

(d)                                 any indenture, mortgage, trust deed, promissory note, loan agreement, security agreement, guarantee or other Contract for or with respect to the borrowing of money, a line of credit, any currency exchange, commodities or other hedging arrangement (other than monthly balance sheet hedging arrangements entered into in the ordinary course of business consistent with past practice), or a leasing transaction of a type required to be capitalized in accordance with GAAP, in each case, in excess of $5,000,000, other than (i) accounts receivables and payables and (ii) loans between any of the Company and/or any wholly-owned Company Subsidiary, in each case in clauses (i) and (ii) in the ordinary course of business consistent with past practice;

(e)                                  any Contract under which it is lessee of or holds or operates any tangible personal property owned by any third party which is material to the operations of the Company and the Company Subsidiaries, taken as a whole;

(f)                                    any Contract that (i) restricts it from engaging in any material aspect of its business, (ii) restricts it from participating or competing in any material line of business or market, or (iii) grants to any Person an exclusive license to any Company-Owned IP Right, in each case other than Contracts that are not, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole;

(g)                                 any material Contract granting any right or license under any material Company IP Right (other than (A) Contracts for the direct sale or provision of products or services to, or by, the Company or any Company Subsidiary,  (B) Contracts with distributors and resellers entered into in the ordinary course of business which do not provide for the grant to the Company or any Company Subsidiary of any material Company IP Rights, or (C) Contracts disclosed by the Company in the Company Disclosure Letter under sub-clause (b) of this Section 3.12) or (ii) any material Contract pursuant to which a third party has been granted a right to control the prosecution or enforcement of a patent that is a material Company-Owned IP Right;

(h)                                 any Contract of guarantee, assumption or endorsement of, or any similar commitment with respect to, the Debt or performance obligations of any other Person, in each case, that is material to the Company and the Company Subsidiaries taken as a whole;

(i)                                     any Contract pursuant to which it has acquired a business or entity, or all or substantially all of the assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, which has any obligations which have not been satisfied or performed that are or would be material to the Company and the Company Subsidiaries, taken as a whole;

(j)                                     any Contract pursuant to which it is a lessor or lessee of any individual parcel of real property in excess of 50,000 square feet or any Contract pursuant to which it is a lessor or lessee relating to a parcel of real property, which when coupled with other parcels of real property leased by or to the Company or any Company Subsidiary, in the same geographic location and use exceeds 50,000 square feet;

(k)                                  any Contract with any investment banker, broker, advisor or similar party, or any accountant or legal counsel retained by it in connection with this Agreement and the transactions contemplated hereby; or

(l)                                     any settlement or litigation “standstill” agreement, or any tolling agreement (other than settlement agreements entered into in the ordinary course of business with employees upon the termination of their employment where all material obligations of the Company have been fully performed by the Company (it being understood that anti-disparagement and confidentiality provisions and mutual releases shall not be considered material obligations of the Company for this purpose)).

A true and complete copy of each agreement or document required by these subsections (a)-(l) of this Section 3.12 to be listed on Schedule 3.12 of the Company Disclosure Letter has been delivered or made available to Acquiror or its counsel.  All Company Material Contracts are in written form.

3.13                         No Default; No Restrictions.

(a)                                  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company or the applicable Company Subsidiary has performed all of the obligations required to be performed by it and is entitled to all benefits under each Company Material Contract, (ii) each of the Company Material Contracts is in full force and effect and enforceable against the Company in accordance with its terms, except that such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (B) is subject to general principles of equity, and (iii) there exists no default or event of default or event, occurrence, condition or act, on the part of or attributable to the Company or any Company Subsidiary, or to the knowledge of the Company, on the part of or attributable to any other contracting party, which, with or without the giving of notice, the lapse of time or the happening of any other event or conditions, would reasonably be expected to (A) become a material default or event of default under any Company Material Contract or (B) give any third party (1) the right to declare a material default or exercise any material remedy under any Company Material Contract, (2) the right to a material rebate or reimbursement under any Company Material Contract, (3) the right to accelerate the maturity or performance of any material obligation of the Company or any of the Company Subsidiaries under any Company Material Contract, or (4) the right to cancel, terminate or adversely modify any Company Material Contract.  Neither the Company nor any

Company Subsidiary has received any written notice or other communication regarding any actual or possible material violation or breach of or default under, or intention to cancel or materially adversely modify, any Company Material Contract where the subject matter of such notice remains pending and unresolved.

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company, with respect to any Contract with a Governmental Authority, there is not an existing: (i) civil fraud or criminal investigation by any Governmental Authority; (ii) qui tam action brought against the Company or any of the Company Subsidiaries under the Civil False Claims Act; (iii) suspension or debarment proceeding (or equivalent proceeding) against the Company or any of the Company Subsidiaries; (iv) claim or request by a Governmental Authority for a contract price adjustment based on asserted defective pricing, disallowance of cost or non-compliance with statute, regulation or contract, other than in connection with routine audits requested by such Governmental Authority and involving amounts that would not be material to the Company and the Company Subsidiaries, taken as a whole; (v) dispute involving the Company or any of the Company Subsidiaries on such Contract, other than routine audits performed by such Governmental Authority in the ordinary course which have not resulted in any material claims by such Governmental Authority against the Company or any of the Company Subsidiaries; or (vi) claim or equitable adjustment by the Company or any of the Company Subsidiaries relating to such Contract, other than in connection with routine audits requested by such Governmental Authority involving amounts that would not be material to the Company and the Company Subsidiaries, taken as a whole.

3.14                         Intellectual Property.

(a)                                  As used in this Agreement, the following terms shall have the meanings indicated below:

(i)                                     “Intellectual Property” means any and all worldwide industrial and intellectual property rights and all rights associated therewith, including all patents and applications therefor, all rights in inventions (whether patentable or not), invention disclosures, trade secrets, proprietary information, know how, technology, technical data, proprietary processes and rights in formulae, algorithms, specifications, customer lists and supplier lists, all industrial designs and any registrations and applications therefor, all trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications therefor and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name registrations, Internet and World Wide Web URLs or addresses, all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, all rights in mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, all computer software, including all source code, object code, firmware, development tools, files, records and data, all schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, and all rights in prototypes, breadboards and other devices, all databases and data collections and all rights therein, all moral and economic rights of authors and inventors, however denominated, and all tangible embodiments of the foregoing.

(ii)                                  “Company IP Rights” means (A) any and all Intellectual Property used in the conduct of the Company Business; and (B) any and all other Intellectual Property owned by the Company or the Company Subsidiaries.

(iii)                               “Company-Owned IP Rights” means Company IP Rights that are owned, or are purported by the Company to be owned, by the Company or any Company Subsidiary.

(iv)                              “Company Registered Intellectual Property” means all United States, international and foreign: (A) patents and patent applications (including provisional applications); (B) registered trademarks and service marks, applications to register trademarks and service marks, intent-to-use applications, or other registrations or applications related to trademarks and service marks; (C) registered Internet domain names; (D) registered copyrights and applications for copyright registration; and (E) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Authority owned by, registered or filed in the name of, the Company or any Company Subsidiary.

(v)                                 “Third Party Intellectual Property Rights” means any Intellectual Property owned by a third party.

(vi)                              “Company Products” means all services or products currently produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Company Subsidiary.

(vii)                           “Open Source Materials” means all software or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

(b)                                 The Company and the Company Subsidiaries (i) own or (ii) have the valid right or license to all material Company IP Rights (provided, however, with respect to Third Party patents, such representation and warranty is made to the knowledge of the Company).  The Company IP Rights are sufficient for the conduct of the Company Business (provided, however, with respect to Third Party patents, such representation and warranty is made to the knowledge of the Company).

(c)                                  During the three years prior to and including the Agreement Date, neither the Company nor any Company Subsidiary has transferred ownership of any Intellectual Property that is or was material Company-Owned IP Rights, to any third party.

(d)                                 The Company and the Company Subsidiaries own and have good and exclusive title to each material item of Company-Owned IP Rights and each material item of Company Registered Intellectual Property, free and clear of any Encumbrances and any licenses (other than licenses granted in the ordinary course of the Company Business).

(e)                                  Neither the execution and delivery or effectiveness of this Agreement nor the performance of the Company’s obligations under this Agreement will because of an agreement to which the Company or any Company Subsidiary is a party: (i) cause the forfeiture or termination of, give rise to a right of forfeiture or termination of any material Company-Owned IP Rights, (ii)  materially impair the right of the Company, any Company Subsidiary or Surviving Corporation to use, possess, sell or license any material Company-Owned IP Right or portion thereof, or (iii) result in the grant to any Person of any rights or licenses to, or options to license, any of Acquiror’s or any Acquiror Subsidiary’s Intellectual Property (excluding the Surviving Corporation’s or any Company Subsidiary’s Intellectual Property).  After the Closing, all material Company-Owned IP Rights will not be subject to any restrictions on transferability, alienation or licensing by Surviving Corporation, or any requirement to make any payment of any kind to any third party, because of any agreement to which the Company or any Company Subsidiary is a party, subject to any Permitted Encumbrances and licenses granted in the ordinary course of the Company Business.

(f)                                    Each material item of Company Registered Intellectual Property is subsisting (or in the case of applications, applied for) and valid (excluding applications), all registration, maintenance and renewal fees currently due in connection with such material Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such material Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such material Company Registered Intellectual Property and recording the Company’s and the Company Subsidiaries’ ownership interests therein.

(g)                                 To the knowledge of the Company, there is no material unauthorized use of any Company-Owned IP Right, unauthorized disclosure of Confidential Information (as defined in Section  3.14(n)) or infringement or misappropriation of any Intellectual Property rights in any Company-Owned IP Rights by any third party, including any employee or former employee of the Company or any Company Subsidiary.  Since September 29, 2006, neither the Company nor any Company Subsidiary has brought any Legal Proceeding for infringement or misappropriation of any Intellectual Property.

(h)                                 Since September 29, 2006, neither the Company nor any Company Subsidiary has been sued in any Legal Proceeding (or received any written notice or, to the knowledge of the Company, threat) which involves a claim of infringement or misappropriation of any Third Party Intellectual Property Right or which contests the validity, ownership or right of the Company or any Company Subsidiary to exercise any Intellectual Property right or which involves a claim that the Company or any Company Subsidiary has breached or is not in compliance with the terms of any Contract governing the use of Open Source Materials or that any Company Product (or any portion thereof) is required to be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, or (C) redistributable at no charge, in each case pursuant to the terms of any Contract governing the use of Open Source Materials.  Since September 29, 2006, neither the Company nor any Company Subsidiary has received any written communication challenging the validity, enforceability, or Company’s ownership of, any material Company-Owned IP Rights.

(i)                                     The operation of the Company Business, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and (ii) the Company’s or any Company Subsidiary’s use of any product, device or process used in the Company Business, does not infringe or misappropriate any Third Party Intellectual Property Right (provided, however, with respect to Third Party patents, such representation and warranty is made to the knowledge of the Company)  and does not constitute unfair competition or unfair trade practices under the laws of any jurisdiction in a manner reasonably expected to result in a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole and, to the knowledge of the Company, there is no substantial basis for a claim that the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product or the operation of the Company Business is infringing or has infringed on or misappropriated any Third Party Intellectual Property Right.

(j)                                     To the knowledge of the Company, none of the Company-Owned IP Rights, the Company Products, the Company or any Company Subsidiary is subject to any proceeding (other than normal prosecution of patent and trademark applications in any foreign or domestic Patent and Trademark Office), outstanding order or stipulation (A) restricting in any manner the use, transfer, or licensing by the Company or any Company Subsidiary of any Company-Owned IP Right or any Company Product, or which would reasonably be expected to affect the validity, use or enforceability of any such Company-Owned IP Right or Company Product, or (B) restricting the conduct of the business of the Company or any Company Subsidiary in any material respect in order to accommodate Third Party Intellectual Property Rights.

(k)                                  The Company has taken commercially reasonable efforts to secure valid written assignments from all of the Company’s and the Company Subsidiaries’ current and former consultants, independent contractors and employees who were involved in, or who contributed to, the creation or development of any material Company-Owned IP Rights, of the rights to such contributions that may be owned by such persons or that the Company does not already own by operation of law.

(l)                                     To the knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any Company Subsidiary is in material violation of any term or covenant of any Contract relating to employment, patent disclosure, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company or any Company Subsidiary or using trade secrets or proprietary information of others without permission.  To the knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any Company Subsidiary has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Company Subsidiary that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any Intellectual Property rights in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(m)                               The employment of any employee of the Company or any Company Subsidiary or the use by the Company or any Company Subsidiary of the services of any consultant or independent contractor does not subject the Company or any Company Subsidiary to any liability to any third party for improperly soliciting such employee, consultant or independent contractor to work for the Company or any Company Subsidiary,  in a manner reasonably expected to result in a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole.

(n)                                 The Company and the Company Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all material confidential or non-public information that it intends to maintain as confidential and that is included in the Company IP Rights (“Confidential Information”).  Without limiting the foregoing, the Company and each Company Subsidiary, has a policy requiring all employees and consultants of the Company and the Company Subsidiaries having access to Confidential Information of any of their respective customers or business partners to execute and deliver to the Company an agreement regarding the protection of such Confidential Information or proprietary information (in the case of proprietary information of the Company’s and the Company Subsidiaries’ customers and business partners, to the extent required by such customers and business partners).

(o)                                 All Company Products sold, licensed, leased or delivered by the Company or any Company Subsidiary to customers and all services provided by or through the Company or any Subsidiary to customers on or prior to the Closing Date conform in all material respects to applicable contractual commitments including service level commitments (other than liability for failure to meet such commitments that does not exceed the reserves therefor reflected on the Company Balance Sheet) and express warranties (to the extent not subject to legally effective express exclusions thereof), and conform in all material respects to all packaging, advertising and marketing materials and to applicable product or service specifications or documentation.  To the knowledge of the Company, neither the Company nor any Company Subsidiary has any liability for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Company Balance Sheet and in any manner reasonably expected to result in a Material Adverse Effect on the Company.

(p)                                 The Company and the Company Subsidiaries respective privacy policies comply with all Applicable Laws, and with any contractual obligations relating to the use, collection, storage, disclosure, processing and transfer of any personally identifiable information collected or obtained by the Company or any Company Subsidiary or by third parties having authorized access to the records of the Company or any Company Subsidiary, except for such noncompliance that would not have, individually or in the aggregate, a Material Adverse Effect on the Company.  To the knowledge of the Company, neither the Company nor any Company Subsidiary has experienced any material breach of security or other unauthorized access by third parties to the Confidential Information, including personally identifiable information in the Company’s or any Company Subsidiary’s possession, custody or control.  Since September 29, 2006, neither the Company nor any Company Subsidiary has received any material complaint regarding the Company’s or any Company Subsidiary’s use, collection, storage, disclosure, processing and transfer of personally identifiable information.

3.15                         Related Party Transactions.  Except for indemnification, compensation, employment or other similar arrangements between the Company and any of the Company Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, disclosed in the Company SEC Documents filed prior to the date hereof, there are no transactions, agreements, arrangements or understandings between the Company or any of the Company Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly-owned Company Subsidiary, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K of the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders that have not been so disclosed.

3.16                         Employees, ERISA and Other Compliance.

(a)                                  The Company and each Company Subsidiary is in compliance in all material respects with Applicable Law and Contracts relating to employment, discrimination in employment, terms and conditions of employment, compensation matters, worker classification (including the proper classification of employees as exempt employees and nonexempt employees under the Fair Labor Standards Act), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice.  The Company has withheld all material amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any material arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing, in each case, that would be material to the Company and the Company Subsidiaries, taken as a whole.  The Company has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, material benefits and other compensation due to or on behalf of such employees, independent contractors and consultants, when such amounts became due and payable.  The Company is not liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practices).  To the knowledge of the Company and each of the Company Subsidiaries, there are no pending Legal Proceedings against the Company or any of the Company Subsidiaries under any workers compensation plan or policy or for long term disability that would be material to the Company and the Company Subsidiaries, taken as a whole.  There are no Legal Proceedings pending or, to the knowledge of the Company, threatened, between the Company and any of its employees, that would be material to the Company and the Company Subsidiaries, taken as a whole.  To the knowledge of the Company, all employees of the Company or any of the Company Subsidiaries are legally permitted to be employed by the Company or such Company Subsidiary in the jurisdiction in which such employee is employed in their current job capacities.  To the knowledge of the Company, all independent contractors providing services to the Company or any of the Company Subsidiaries have been properly classified as independent contractors for purposes of federal and applicable state Tax laws, laws applicable to employee benefits and other Applicable Law, except as would not result in a Liability that is material to the Company and the Company Subsidiaries, taken as a whole.

(b)                                 Neither the Company nor any Company Subsidiary (i) is subject to a union organizing effort, (ii) is subject to any collective bargaining agreement with respect to any of its employees, (iii) is subject to any other Contract with any trade or labor union, employees’ association or similar organization, or (iv) has any current labor disputes.  There are no pending, or threatened, efforts to certify any Person as the collective bargaining agent of all or some of the employees of the Company or any Company Subsidiary.

(c)                                  The Company has no Company Benefit Arrangement which constitutes, or has since the enactment of ERISA, constituted, (i) a “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) a “multiple employer plan” as defined in ERISA or Code Section 413(c), or (iii) a “funded welfare plan” within the meaning of Code Section 419.  No pension plan of the Company is subject to Title IV of ERISA.

(d)                                 (i)                                     As used in this Agreement, “Company Benefit Arrangements” shall mean, with respect to the Company and each ERISA Affiliate, each employment, consulting, severance or other similar Contract (except offer letters providing for at-will employment which do not provide for severance, acceleration, or post-termination benefits), each “employee benefit plan” as defined in Section 3(3) of ERISA, each loan to an employee in excess of $10,000 and each plan or arrangement providing for insurance coverage (including any self-insured arrangements that are clearly identified as such), workers’ benefits, vacation benefits, severance benefits, retention, disability benefits, death benefits, hospitalization benefits, relocation benefits, cafeteria benefits, child care benefits, sabbatical, retirement benefits, deferred compensation, profit-sharing, bonuses, restricted stock units, stock options, stock purchase, phantom stock, stock appreciation or other forms of compensation or post-retirement insurance, compensation or benefits for employees, consultants or directors that is currently in effect, maintained or contributed to by the Company, any Company Subsidiary or any ERISA Affiliate and which covers any employee or former employee of the Company or any Company Subsidiary.

(ii)                                  Each material Company Benefit Arrangement for the benefit of employees in the United States (each such Company Benefit Arrangement, a “U.S. Plan”) has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any Applicable Law that is applicable to such U.S. Plan.  Unless otherwise indicated in Schedule 3.16(d) of the Company Disclosure Letter, with respect to each such U.S. Plan that is an “employee pension benefit plan” as defined in Section 3(2) of ERISA that is intended to qualify under Section 401(a) of the Code, the Company has received a favorable opinion, advisory, notification and/or determination letter, as applicable as to its Tax qualified status and nothing has occurred since the issuance of such opinion, advisory, notification and/or determination letter, as applicable, which would reasonably be expected to cause the loss of the Tax-qualified status of such U.S. Plan.  No Legal Proceeding is pending, or to the knowledge of the Company, is threatened, against or with respect to any such U.S. Plan, including any audit or inquiry by the Internal Revenue Service, United States Department of Labor, or other Governmental Authority.

(iii)                               The Company has timely filed the three most recent annual reports (Form 5500) for each Company Benefit Arrangement that is subject to ERISA and Code reporting requirements, including all attachments, schedules, financial statements and accountants’ opinions attached thereto, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(iv)                              To the knowledge of the Company, no Legal Proceeding is pending, or to the knowledge of the Company, is threatened against or with respect to any Company Benefit Arrangement, including any audit or inquiry by the Internal Revenue Service, United States Department of Labor, or other Governmental Authority.  Since September 29, 2006, neither the Company nor any Company Subsidiary has, to the knowledge of the Company, ever been a participant in any “prohibited transaction” within the meaning of Section 406 of ERISA with respect to any employee pension benefit plan (as defined in Section 3(2) of ERISA) that the Company or such Company Subsidiary sponsors as employer or in which the Company or such Company Subsidiary participates as an employer which was not otherwise exempt pursuant to Section 408 of ERISA and the regulatory guidance thereunder (including any individual exemption granted under Section 408(a) of ERISA) or that could result in an excise Tax under the Code or the assessment of a civil penalty under Section 502(i) of ERISA.

(v)                                 All contributions due from the Company with respect to any of the U.S. Plans have been timely made under the terms of the applicable U.S. Plan, ERISA, the Code and any other Applicable Law, or there is a period of time remaining for such contributions to be timely made except to the extent failure to make such contributions would not result in a Liability that is material to the Company and the Company Subsidiaries, taken as a whole.

(vi)                              No U.S. Plan (other than life insurance arrangements) provides post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA or other Applicable Law.

(e)                                  To the knowledge of the Company, each Company Benefit Arrangement, to the extent applicable, is in compliance, in all material respects, with the continuation coverage requirements of Section 4980B of the Code, Sections 601 through 608 of ERISA, the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder.

(f)                                    Unless otherwise indicated in Schedule 3.16(f) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to any Contract or Company Benefit Arrangement with any Person (A) the benefits of which are contingent or accelerated, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company in the nature of the Merger or any of the other transactions contemplated by this Agreement or any event subsequent to the Merger such as the termination of employment of any person, or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement, or (B) providing severance benefits or other benefits after the termination of employment of such employee regardless of the reason for such termination of employment, in an amount that would or is reasonably likely to be material to the Company and the Company Subsidiaries, taken as a whole.

(g)                                 To the knowledge of the Company, each material Company Benefit Arrangement that has been established or maintained, or that is required to be maintained or contributed to by the law or applicable custom or rule of the relevant jurisdiction, for the benefit of employees outside of the United States (each such Company Benefit Arrangement, a “Foreign Plan”) has been administered at all times in accordance with its terms and Applicable Law and regulations, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(h)                                 Since October 4, 2008, there has not been any “mass layoff,” “employment loss,” or “plant closing” as defined by the Workers Adjustment and Retraining Notification Act (the “WARN Act”) in respect of the Company.

(i)                                     The terms of the Company Option Plan permit the conversion of the Company Options, the Company Stock-Based Awards and the Company Director Stock Units into cash as provided in Section 2.1(b), without the consent or approval of the holders of such Company Options, Company Stock-Based Awards or Company Director Stock Units, the Company Stockholders or otherwise and without the payment of any additional consideration to the holders thereof. The Company Board has taken all reasonable actions pursuant to the terms of the Company Option Plan and otherwise for the implementation of the provisions of Section 2.1(b) (including the adoption of appropriate board resolutions with respect to the interpretation of the Company Option Plan consistent with such Section) and has interpreted the Company Option Plan, and is administering the Company Option Plan, in a manner consistent with the treatment of the awards under the Company Option Plan as described above and in Section 2.1(b).

3.17                         Advisor Fees.  Except for fees payable to J.P. Morgan Securities Inc. (“J.P. Morgan”) as set forth in the engagement letter between the Company and J.P. Morgan dated November 2, 2008 (the “Engagement Letter”), a true, correct and complete version of which has been delivered by the Company to Acquiror, neither the Company nor any Affiliate of the Company is obligated for the payment of any fees or expenses of any investment banker, broker, advisor or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement.

3.18                         Insurance.  The Company and the Company Subsidiaries maintain all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. There is no material claim pending under any of the material insurance policies and bonds of the Company or any Company Subsidiary as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.  All premiums due and payable under all such policies and bond have been timely paid and the Company and each of the Company Subsidiaries is in compliance in all respects with the terms of such policies and bonds, and all such policies and bonds remain in full force and effect, in each case of the foregoing, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  The Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

3.19                         Environmental Matters.

(a)                                  As used in this Agreement, the following terms shall have the meanings indicated below:

(i)                                     “Environmental, Health and Safety Laws” shall mean any federal, state, regional, local or foreign laws, ordinances, codes, regulations, rules and orders adopted, issued, promulgated or entered into by any Governmental Authority that are intended to assure the protection of occupational health and safety or the environment, or exposure of any individual to Hazardous Materials or that otherwise regulate air quality, water quality, solid or hazardous waste management or occupational health and safety, that govern the manufacture, import, use, handling, storage, transport, processing, release or disposal of Hazardous Materials, or that identify, classify, ban, limit, regulate, call for the remediation of, or require reporting with respect to, Hazardous Materials or which are intended to assure the occupational health and safety of employees, and which include (without limitation): the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. Sec. 9601, et seq., (“CERCLA”); the federal Hazardous Material Transportation Act, 49 U.S.C. Sec. 1801, et seq.; the federal Water Pollution Control Act, 33 U.S.C. Sec. 1251, et seq.; the federal Resource Conservation and Recovery Act of 1976, 42 U.S.C. Sec. 6901, et seq. (“RCRA”); the Clean Air Act, , 42 U.S.C. Sec. 7401, et seq.; the federal Toxic Substances Control Act, 15 U.S.C. Sec. 2601 et seq.; the federal Insecticide, Fungicide, Rodenticide Act, 7 U.S.C. Sec. 136, et seq.; the federal Atomic Energy Act of 1954, 42 U.S.C. Sec. 2011, et seq.; the federal Occupational Health and Safety Act of 1970, 29 U.S.C. Sec. 651, et seq.; the California Safe Drinking Water and Toxic Enforcement Act of 1986, Cal. Health & Safety Code Sec. 25249.5, et seq.; European Union Regulation (EC) No. 1907/2006 of the European Parliament concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”); European Union Directive 2002/95/EC of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“RoHS”); and European Union Directive 2002/96/EC of the European Parliament on Waste Electrical and Electronic Equipment (“WEE”), as each such laws, regulations, and directives have been amended through the Closing Date, and any applicable analogous federal, state, local or foreign laws and regulations promulgated thereto.

(ii)                                  “Hazardous Materials” shall mean any substance, chemical, compound, mixture, material or waste which is defined or regulated as an environmental “pollutant,” “contaminant” or as “toxic,” “hazardous,” “infectious or disease-causing,” or “radioactive” under any Environmental, Health and Safety Laws.  This definition specifically includes asbestos-containing material, petroleum, and any fraction thereof, petroleum-based products, natural gas, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel (or mixtures of natural gas and such synthetic gas)  and polychlorinated biphenyls (“PCBs”).

(iii)          “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment or any natural or man-made structure (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Materials).

(iv)          “Property” shall mean all real property used, operated, occupied, leased or owned by the Company or any of the Company Subsidiaries either currently or in the past.

(v)           “Facilities” shall mean all buildings, structures, installations, equipment, pipes or pipelines (including any pipe into a sewer or publicly owned treatment works), wells, pits, ponds, lagoons, impoundments, or ditches on, under, or at any Property.

(b)           Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) neither the Company nor any Company Subsidiary has received any written notice, or to the knowledge of the Company, verbal notice within the last six years, alleging any material noncompliance by the Company or any Company Subsidiary of the Facilities or its past or present operations with Environmental, Health and Safety Laws, (ii) no notices, administrative actions or Legal Proceedings are pending or threatened against the Company, any Company Subsidiary, or any Property, alleging an actual or alleged violation by the Company or any Company Subsidiary of any Environmental, Health and Safety Laws, (iii) neither the Company nor any Company Subsidiary has been named as a potentially responsible party under CERCLA Section 107(a), 42 U.S.C. Sec. 9607(a), or any related or analogous federal, state, local or foreign laws arising out of events occurring prior to the Closing Date, (iv) there are not now, and have not been while the Company or any Company Subsidiary has owned, operated, used, occupied or leased any Property, any Release of any Hazardous Materials at, on, under, or affecting any of the Facilities or any Property, (v) to the knowledge of the Company, no former owner, lessor, occupier or user of any Property or Facility effected any Release of any Hazardous Materials at, on, under, or affecting any of the Facilities or any Property, or was engaged in any type of commercial or manufacturing activity that could reasonably be expected to involve the use, storage, treatment, manufacture or disposal of any Hazardous Materials on, under, or at the Property, (vi) all Hazardous Materials have been disposed of by the Company and the Company Subsidiaries in accordance with Environmental, Health and Safety Laws, (vii) neither the Company nor any Company Subsidiary is subject to any indemnity obligation with any Person that would require the Company or any Company Subsidiary to indemnify another party with respect to obligations or liabilities under Environmental, Health and Safety Laws, other than customary indemnification provisions contained in real property leases, Governmental Permits, or contracts for the collection, transportation and disposal of Hazardous Materials, entered into in the ordinary course of business, (viii) the Facilities, and the Company’s and each Company Subsidiaries’ uses thereof and activities thereon, have at all times complied with all Environmental, Health and Safety Laws, and (ix) the Company and each Company Subsidiary has obtained all the approvals, permits and licenses necessary for the conduct of its or their businesses under applicable Environmental,

Health and Safety Laws and are and at all times have been in compliance in all material respects with the terms and conditions of those approvals, permits and licenses.

3.20         Fairness Opinion.  The Company Board has received an opinion from J.P. Morgan, to the effect that, as of the date of such opinion, and based on and subject to the matters set forth in the opinion, the Cash Amount Per Share to be received by the holders of Company Common Stock in the Merger is fair, from a financial point of view, to such holders.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Acquiror represents and warrants to the Company as follows:

4.1           Organization and Good Standing.  Each of Acquiror and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as presently proposed to be conducted.  Each of Acquiror and Merger Sub is duly qualified or licensed to do business, and is in good standing (to the extent that such concept is applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate be material to Acquiror’s or Merger Sub’s ability to consummate the Merger and the other transactions contemplated by this Agreement or to perform their respective obligations under this Agreement.  Acquiror has made available to the Company true and complete copies of the currently effective Certificate of Incorporation and Bylaws of Acquiror and Merger Sub, each as amended to date.  Neither Acquiror nor Merger Sub is in violation of its Certificate of Incorporation or Bylaws, each as amended to date.

4.2           Power, Authorization and Validity.

(a)           Power and Authority.  Acquiror has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and to consummate the Merger and other transactions contemplated hereby.  The execution, delivery and performance by Acquiror of this Agreement and all other agreements, transactions and actions contemplated hereby have been duly and validly approved and authorized by all necessary corporate action on the part of Acquiror.  Merger Sub has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and to consummate the Merger and other transactions contemplated hereby.  The execution, delivery and performance by Merger Sub of this Agreement and all other agreements, transactions and actions contemplated hereby have been duly and validly approved and authorized by all necessary corporate action on the part of Merger Sub.

(b)           No Consents.  No consent, approval, order or authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by Acquiror or Merger Sub to enable Acquiror and Merger Sub to lawfully execute and deliver, enter into, and perform their respective obligations under this Agreement or to consummate the Merger, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Acquiror is qualified to do business, (ii) such filings and notifications as may be required to be made by Acquiror in connection with the Merger under the HSR Act and other applicable Antitrust Laws and the expiration or early termination of applicable waiting periods under the HSR Act and such Antitrust Laws, (iii) the filing of a registration statement on Form S-8 with the SEC after the Closing Date covering the Assumed Options, (iv) the filing with the SEC of such reports and filings under the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby, (v) such other filings and notifications as may be required to be made by Acquiror or Merger Sub under federal, state or foreign securities laws or the rules and regulations of NYSE, and (vi) such other consents, approvals, orders, authorizations, releases, waivers, registrations, declarations or filings that if not made or obtained would not be material to Acquiror’s or Merger Sub’s ability to consummate the Merger and the other transactions contemplated by this Agreement or to perform their respective obligations under this Agreement.

(c)           Enforceability.  This Agreement has been duly executed and delivered by Acquiror and Merger Sub and assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes the valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with its terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.  Assuming the due execution and delivery of this Agreement by the Company, this Agreement constitutes the valid and binding obligations of Merger Sub, enforceable against Merger Sub in accordance with its terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

4.3           No Conflict.  Neither the execution and delivery of this Agreement by Acquiror or Merger Sub, nor the consummation of the Merger or the other transactions contemplated hereby, conflicts with, or (with or without notice or lapse of time, or both) result in a termination, breach or violation of, or constitute a default under, or requires a consent, waiver or approval of any Person under: (a) any provision of the Certificate of Incorporation or Bylaws of Acquiror or Merger Sub, each as currently in effect; (b) subject to compliance with the requirements described in subclauses (i)-(v) of Section 4.2(b), any Applicable Law applicable to Acquiror, Merger Sub or any of their respective assets or properties; or (c) any Contract to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub or any of their respective assets or properties are bound, except in the cases of subclauses (b) and (c) where such conflict, termination, breach, violation or default, or failure to obtain such consent, waiver or approval would not be material to Acquiror’s or Merger Sub’s ability to consummate the Merger and the other transactions contemplated by this Agreement or to perform their respective obligations under this Agreement.

4.4           Capital Resources.  Acquiror currently has, and as of the Closing Acquiror and Merger Sub, together, will have, cash funds and available funds under Acquiror’s credit facilities sufficient to consummate the Closing on the terms contemplated by this Agreement, including the payment of the aggregate Cash Amount Per Share and the consideration in respect of Company Options, Company Stock-Based Awards and Company Director Stock Units.  Acquiror’s and Merger Sub’s obligations hereunder are not subject to a condition regarding Acquiror’s or Merger Sub’s obtaining of funds to consummate the Merger and the other transactions contemplated by this Agreement.

4.5           Stock Ownership.  As of the Agreement Date, neither Acquiror nor Merger Sub beneficially own any shares of Company Capital Stock.  Neither Acquiror nor Merger Sub, nor any of their “Affiliates” or “Associates”, has been an “interested stockholder” of the Company at any time within three years of the Agreement Date, as those terms are used in Section 203 of the Delaware Law.

4.6           No Prior Merger Sub Operations.  Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

4.7           Proxy Statement.  The information supplied by Acquiror for inclusion in the Proxy Statement shall not at the time the Proxy Statement is filed with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.  The information supplied by Acquiror for inclusion or incorporation by reference in the Proxy Statement shall not, on the date the Proxy Statement is mailed to Company Stockholders and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading.  Notwithstanding the foregoing, Acquiror makes no representation or warranty with respect to any information supplied by the Company or any of its Representatives that is contained in the Proxy Statement.

4.8           Litigation.  There are no Legal Proceedings pending or, to the knowledge of Acquiror, threatened against Acquiror or Merger Sub, in either case that would, individually or in the aggregate, be material to Acquiror’s or Merger Sub’s ability to consummate the Merger and the other transactions contemplated by this Agreement or to perform their respective obligations under this Agreement.  Neither Acquiror nor Merger Sub is subject to any judgment, decree, injunction, rule or order of any Governmental Authority that would be material to Acquiror’s or Merger Sub’s ability to consummate the Merger and the other transactions contemplated by this Agreement or to perform their respective obligations under this Agreement.

ARTICLE 5
COMPANY COVENANTS

During the time period from the Agreement Date until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Article 9, the Company covenants and agrees with Acquiror as follows:

5.1           Preparation of SEC Documents; Company Stockholders’ Meeting.

(a)           Proxy Statement.  As soon as reasonably practicable following the Agreement Date (but in any event within ten Business Days), the Company shall prepare, and the Company shall file with the SEC, the Proxy Statement.  The Company shall provide Acquiror a reasonable advance opportunity to review and comment upon, and shall consider in good faith the views of Acquiror with respect to, the Proxy Statement or any amendments or supplements thereto, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without Acquiror’s prior written consent (which shall not be unreasonably withheld).  The Company will promptly advise Acquiror of the time when the definitive form of the Proxy Statement has been filed with the SEC or any supplement or amendment has been filed, the issuance of any stop order, or any oral or written request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information and will promptly provide Acquiror with copies of any written communication from the SEC or any state securities commission.  The Company will respond in good faith to any comments of the SEC and will provide Acquiror the opportunity to review and comment on any response prepared by the Company to any comments of the SEC prior to the submission thereof.  Notwithstanding the foregoing, in the event of a Change of Recommendation effected by the Company Board in accordance with Section 5.2, the Company shall not be obligated to consider in good faith or include any comments from Acquiror on any disclosures made by the Company in any amendment or supplement to the Proxy Statement with respect to such Change of Recommendation or the circumstances related to such Change of Recommendation. The Company will cause the Proxy Statement to be mailed to the Company Stockholders as soon as reasonably practicable (and in any event within two Business Days) after the filing of the definitive Proxy Statement with the SEC.  If at any time prior to the Effective Time any event or information relating to the Company, or any of its Affiliates, officers or directors, should be discovered by, or notified to, the Company which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, the Company shall promptly notify Acquiror and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the Company Stockholders.

(b)           Company Stockholders’ Meeting.  The Company shall, as soon as reasonably practicable following the Agreement Date, take all action necessary in accordance with the Company Charter Documents, Applicable Law and the rules of NASDAQ to establish a record date for, duly give notice of, convene and hold the Company Stockholders’ Meeting.  Subject to Section 5.2(d) and Section 5.2(e), the Company will use reasonable best efforts to obtain the Company Stockholder

Approval, including by using reasonable best efforts to solicit from the Company Stockholders proxies in favor of the adoption of this Agreement, and will take all other action necessary or advisable to secure the Company Stockholder Approval.  Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to the Company Stockholders in advance of a vote on the adoption of this Agreement if, as of the time for which the Company Stockholders’ Meeting is originally scheduled, there are either insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting or the Company is required to postpone or adjourn the Company Stockholders’ Meeting by Applicable Law, order or a specific request from the SEC provided that the Company shall give Acquiror reasonable advance notice of any meetings or phone calls with the SEC to discuss any possible postponement or adjournment of the Company Stockholders’ Meeting and shall give Acquiror or its counsel an opportunity to participate in such meeting or telephone call.  The Company shall ensure that the Company Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with the Company Charter Documents, Applicable Law and the rules of NASDAQ.  Without the prior written consent of Acquiror, adoption of this Agreement (including adjournment of the Company Stockholders’ Meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of adoption of this Agreement), is the only matter which the Company shall propose to be acted on by the Company Stockholders at the Company Stockholders’ Meeting.  Notwithstanding anything to the contrary contained herein, unless this Agreement has been terminated in accordance with its terms, (i) adoption of this Agreement shall be submitted by the Company to the Company Stockholders at the Company Stockholders’ Meeting, and (ii) subject to the limitations set forth in this Section 5.1, the Company’s obligations under this Section 5.1 shall not be terminated, superseded, limited or otherwise affected by the announcement or receipt of any Alternative Transaction Proposal or Superior Offer or by any Change of Recommendation.

(c)           Board Recommendation.  Unless the Company Board shall have effected a Change of Recommendation pursuant to, and in compliance with, Section 5.2, (i) the Company Board shall unanimously recommend that the Company Stockholders vote in favor of the adoption of this Agreement at the Company Stockholders’ Meeting, (ii) the Proxy Statement shall include a statement to the effect that the Company Board has unanimously recommended that the Company Stockholders vote in favor of adoption of this Agreement at the Company Stockholders’ Meeting, and (iii) neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify, or resolve to, or publicly propose to, withdraw, amend or modify, in a manner adverse to Acquiror, the recommendation of the Company Board that the Company Stockholders vote in favor of the adoption of this Agreement.

5.2           No Solicitation.

(a)           Alternative Transaction. Except to the extent expressly permitted by Section 5.2(c) and Section 5.2(d), the Company shall not, and shall cause its officers, directors, Company Subsidiaries and Affiliates not to, and shall cause the officers, directors and Affiliates of

Company Subsidiaries not to, and shall not authorize or knowingly permit (and shall cause the Company Subsidiaries, and the Company’s and the Company’s Subsidiaries’ respective officers, directors and Affiliates, not to authorize or knowingly permit) any of the Company’s or the Company Subsidiaries’ respective employees or any investment banker, attorney or other advisor or representative retained by the Company or any Company Subsidiary or retained by any of the Company’s and the Company’s Subsidiaries’ respective officers, directors and Affiliates (such officers, directors, Affiliates, employees, investment bankers, attorneys, advisors or representatives collectively being the “Representatives”) to, directly or indirectly (i) solicit, initiate, seek, or knowingly encourage or facilitate, any inquiry, proposal or offer from, furnish any non-public information to, or participate in any discussions or negotiations with, or enter into any agreement with, any party or group regarding any Alternative Transaction (except to disclose the existence of the provisions of this Section 5.2), (ii) approve, endorse or recommend any Alternative Transaction, (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract (whether binding or not) contemplating or otherwise relating to any Alternative Transaction Proposal, or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, (iv) submit any Alternative Transaction Proposal to the vote of any stockholders of the Company or any Company Subsidiary, (v) withhold, withdraw, amend or modify (or publicly propose or announce any intention to withhold, withdraw, amend or modify), in a manner adverse to Acquiror, the approval of the Company Board of this Agreement and/or any of the transactions contemplated hereby, (vi) grant any waiver or release under any standstill or similar agreement with respect to the Company or any of the Company Subsidiaries, or any class of equity securities of the Company or any of the Company Subsidiaries, or (vii) withdraw or modify (or publicly propose or announce any intention to withdraw or modify), in a manner adverse to Acquiror, the recommendation of the Company Board that the Company Stockholders vote in favor of the adoption of this Agreement.  The Company will, and will cause the Company Subsidiaries and their respective Representatives to, immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Alternative Transaction Proposal, and, upon Acquiror’s request, shall request the prompt return or destruction of all confidential information previously furnished to any Person with which the Company, the Company Subsidiaries or Representatives have engaged in any such activities within the 12 month period preceding the Agreement Date.

(b)           Notification.  As promptly as practicable (but in no event more than 24 hours) after receipt thereof, the Company shall advise Acquiror orally and in writing of (A) an Alternative Transaction Proposal, (B) any inquiry, expression of interest, proposal, or offer that could reasonably be expected to lead to an Alternative Transaction Proposal, (C) any other notice that any Person is considering making an Alternative Transaction Proposal, or (D) any request for non-public information which could reasonably be expected to lead to an Alternative Transaction Proposal, as well as, in the event of any of (A)-(D) above, the material terms and conditions of such Alternative Transaction Proposal, inquiry, expression of interest, proposal, offer, notice or request, and the identity of the Person or Group making any such Alternative Transaction Proposal, inquiry, expression of interest, proposal, offer, notice or request.  The Company will keep Acquiror informed as promptly as practicable (but in no event more than 24 hours of receipt) of any change in status or any developments, and the details thereof (including any amendments, modifications or proposed amendments or modifications) with respect to any such Alternative Transaction Proposal, inquiry, expression of interest, proposal, offer, notice or request, and provide to Acquiror as promptly as practicable (but in no event more than 24 hours) after receipt thereof, a copy of all written materials and information received by the Company or the Representatives in connection with any such Alternative Transaction Proposal, inquiry, expression of interest, proposal, offer, notice or request, including any proposed agreement relating thereto.  The Company shall provide Acquiror with at least three Business Days prior written notice (or such lesser prior written notice as provided to the members of Company Board but in no event less than 24 hours) of any meeting of the Company Board at which the Company Board is reasonably expected to discuss any Alternative Transaction Proposal, including whether the Company Board is going to consider whether such Alternative Transaction Proposal is, or is reasonably likely to become, a Superior Proposal.

(c)         Superior Proposal.  In the event that prior to the time that the Company Stockholder Approval has been obtained, the Company receives an unsolicited, bona fide written Alternative Transaction Proposal that the Company Board determines in good faith (after consultation with its outside legal counsel and its financial advisor) is, or is reasonably likely to become, a Superior Proposal, the Company or the Company Board may then take the following actions, but only if (A) the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that such action is required in order for the Company Board to comply with its fiduciary obligations to the Company Stockholders under Applicable Law, (B) the Company first shall have given Acquiror at least three Business Days prior written notice that the Company Board has made the determination set forth in the immediately preceding subclause (A), (C) the Company shall have provided to Acquiror the information regarding such Alternative Transaction Proposal required by Section 5.2(b), and (D) neither the Company, any Company Subsidiary nor any Representative shall have breached any of the provisions of Section 5.2 in any material respect with respect to such Alternative Transaction Proposal:

(i)            Furnish non-public information to the Person or Group making such Alternative Transaction Proposal, provided that (A) the Company first shall have received from such Person or Group an executed confidentiality agreement containing terms at least as restrictive with regard to Company’s confidential information as the Confidentiality Agreement, which confidentiality agreement shall not include any provision having the actual or purported effect of restricting the Company from fulfilling its obligations under this Agreement or the Confidentiality Agreement and shall require such Person to agree to customary employee non-solicitation and non-hiring provisions at least as restrictive as those set forth in the Confidentiality Agreement and (B) contemporaneously with furnishing any such non-public information to such Person or Group, it furnishes such non-public information to Acquiror (to the extent such non-public information has not been previously so furnished to Acquiror); and

(ii)           Engage in discussions or negotiations with such Person or Group with respect to such Alternative Transaction Proposal.

(d)           Change of Recommendation in connection with a Superior Proposal.  Solely in response to the receipt of an unsolicited, bona fide written Alternative Transaction Proposal that the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, is a Superior Proposal, the Company Board may make a Change of Recommendation, if all of the following conditions in subclauses (i) through (vi) are met:

(i)            the Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal and is set forth in a final and definitive written agreement delivered to the Company and executed on behalf of the Person making such Superior Proposal (the “Definitive Third Party Agreement”);

(ii)           the Company Stockholder Approval has not yet been obtained;

(iii)          the Company has (A) provided to Acquiror five Business Days’ prior written notice (the “Notice of Superior Proposal”) which shall state expressly (1) that it has received a Superior Proposal, (2) the material terms and conditions of the Superior Proposal and the identity of the Person or Group of Persons making the Superior Proposal, and (3) that it intends to effect a Change of Recommendation and the manner in which it intends to do so, (B) provided to Acquiror, to the extent required by Section 5.2(b), all materials and information delivered or made available to the Person or Group making the Superior Proposal in connection with such Superior Proposal (to the extent such materials and information have not previously been provided to Acquiror), (C) shall have provided Acquiror with a copy of the Definitive Third Party Agreement concurrently with the delivery of the Notice of Superior Proposal, and (D) during the aforementioned five Business Day period, if requested by Acquiror, engaged in good faith negotiations to amend this Agreement in such a manner that the Superior Proposal would no longer be a Superior Proposal;

(iv)          Acquiror shall not have, within the aforementioned five Business Day period, made a written, binding and irrevocable (through the expiration of such five Business Day period) offer, which is set forth in a definitive written amendment to this Agreement delivered to the Company and executed on behalf of Acquiror and Merger Sub, that the Company Board has in good faith determined (after consultation with its outside legal counsel and its financial advisor) results in the Alternative Transaction Proposal that had been determined to be a Superior Proposal no longer being a Superior Proposal (it being agreed that (A) the Company Board shall convene a meeting to consider any such offer by Acquiror promptly following the receipt thereof, (B) that the Company Board will not effect a Change of Recommendation for five Business Days after receipt by Acquiror of the Notice of Superior Proposal and the Definitive Third Party Agreement, and (C) any change to the financial or other material terms of such Superior Proposal shall require a new Notice of Superior Proposal to Acquiror and a new five Business Day period under this subclause (iv));

(v)           the Company Board has determined in good faith, after consultation with its outside legal counsel, that, in light of such Superior Proposal and the results of any negotiations with Acquiror as contemplated by subsection (iii) above and any offer from Acquiror contemplated by subsection (iv) above, the Company Board is required to effect a Change of

Recommendation to comply with its fiduciary duties to the Company Stockholders under Applicable Law; and

(vi)          the Company shall not have breached the provisions of this Section 5.2 in any material respect in connection with such Superior Proposal.

(e)           Change of Recommendation in connection with Intervening Event.  Notwithstanding the terms of Section 5.2(d), the Company Board may make a Change of Recommendation for a reason unrelated to an Alternative Transaction Proposal (it being understood and agreed that any Change of Recommendation proposed to be made in relation to an Alternative Transaction Proposal may only be made pursuant to and in accordance with the terms of Section 5.2(d)) if the conditions set forth below have been satisfied prior to effecting such Change of Recommendation:

(i)            the Company Stockholder Approval has not yet been obtained;

(ii)           the Company Board has determined in good faith, after consultation with its outside legal counsel, that, in light of facts, events and/or circumstances that have developed since the Agreement Date which were previously unknown by the Company and which were not reasonably foreseeable as of the Agreement Date (an “Intervening Event”) and taking into account the results of any negotiations with Acquiror as contemplated by subsection (iii) below and any offer from Acquiror contemplated by subsection (iv) below, the Company Board is required to effect a Change of Recommendation to comply with its fiduciary duties to the Company Stockholders under Applicable Law; provided that, for the avoidance of doubt, any determination by the Company Board after the Agreement Date that the Cash Amount Per Share payable in the Merger is not sufficient, in the absence of another independent Intervening Event, shall not constitute an Intervening Event;

(iii)          the Company has provided to Acquiror at least five Business Days’ prior written notice that the Company Board intends to make a Change of Recommendation (“Notice of Intervening Event”) and the opportunity to meet with the Company Board and the Company’s financial advisor and outside legal counsel at such times within the aforementioned five Business Day period as Acquiror may reasonably request for the purpose of enabling Acquiror and the Company to (A) discuss in good faith the facts, events and circumstances underlying such proposed Change of Recommendation, and the Company Board’s basis and rationale for proposing to effect such Change of Recommendation, and/or (B) negotiate in good faith possible modifications of the terms and conditions of this Agreement in such a manner that would obviate the need for the Company Board to effect such Change of Recommendation;

(iv)          Acquiror shall not have, within the aforementioned five Business Day period, made a written, binding and irrevocable (through the expiration of such five Business Day period) offer to modify the terms and conditions of this Agreement, which is set forth in a definitive written amendment to this Agreement delivered to the Company and executed on behalf of Acquiror and Merger Sub, that the Company Board has in good faith determined (after consultation with its outside legal counsel and its financial advisor) would obviate the need for the Company Board to effect such Change of Recommendation (it being agreed that (A) the Company Board shall convene a meeting to consider any such modifications by Acquiror promptly following the receipt thereof, (B) that the Company Board will not effect a Change of Recommendation for five Business Days after receipt by Acquiror of the Notice of Intervening Event, and (C) any change in the facts, events or circumstances related to the Intervening Event shall require a new Notice of Intervening Event to Acquiror and a new five Business Day period and discussion and negotiation process under subclause (iii); and

(v)           the Company shall not have breached the provisions of Section 5.2 in any material respect in connection with such Intervening Event.

(f)            Tender Offer Rules, Etc..  Nothing contained in this Agreement shall prohibit the Company or the Company Board from (x) taking and disclosing to the Company Stockholders a position contemplated by Rules 14d-9 and 14e-2(a) or Item 1012(a) of Regulation M-A, promulgated under the Exchange Act, or (y) making any disclosure to the Company Stockholders that the Company Board has determined in good faith (after consultation with its outside legal counsel) is required to be disclosed to comply with its fiduciary obligations to the Company Stockholders under Applicable Law (a “Required Fiduciary Disclosure”); provided, however, that (i) any “stop, look, and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, and any substantially similar communication that solely constitutes a recitation of the fact that an Alternative Transaction Proposal has been received and a factual description of the terms thereof, and that no position has been taken by the Company Board as to the advisability or desirability of such Alternative Transaction Proposal, shall not be deemed to be a Change of Recommendation if it is also accompanied by a public statement by the Company Board expressly reaffirming the recommendation of the Company Board that the Company Stockholders vote in favor of the adoption of this Agreement at the Company Stockholders’ Meeting, (ii) if the Required Fiduciary Disclosure relates in any respect to an Alternative Transaction Proposal, the actual text of such Required Fiduciary Disclosure shall include a public statement that the Company Board is expressly reaffirming the recommendation of the Company Board that the Company Stockholders vote in favor of adoption of this Agreement at the Company Stockholders’ Meeting, and (iii) the Company Board shall not recommend that Company Stockholders tender shares of Company Capital Stock in connection with any tender or exchange offer, or effect a Change of Recommendation in connection with an Alternative Transaction Proposal unless specifically permitted to do so pursuant to Section 5.2(d).

5.3           Maintenance of Business.

(a)           Except (x) as required by Applicable Law, (y) as expressly required or expressly permitted by this Agreement or as set forth in Schedule 5.3 of the Company Disclosure Letter or (c) with the prior written consent of Acquiror (which consent shall not be unreasonably withheld), the Company shall, and shall cause each of the Company Subsidiaries to, conduct its business in the ordinary course, consistent with past practices, and use its commercially reasonable efforts to (i) preserve intact its material Intellectual Property, business organization and material assets consistent with its past practices in the ordinary course of the Company Business, (ii) keep available the services of its directors, officers and key employees, (iii) maintain in effect all Governmental Permits and (iv) to the extent the Company in good faith determines it to be commercially reasonable, maintain satisfactory relationships with customers, lenders, suppliers, manufacturers, licensors, licensees, distributors and others having business relationships with the Company or any of the Company Subsidiaries, in the case of this clause (iv), that are material to the Company and the Company Subsidiaries, taken as a whole. If the Company makes a request in writing to Acquiror to take an action which would be prohibited, without the prior written consent of Acquiror, pursuant to this Section 5.3, Acquiror shall use commercially reasonable efforts to respond to such request within two Business Days of receipt thereof. If the Company becomes aware of a material deterioration in the relationship with any customer, distributor, supplier or employee that is, in each case, material to the Company and the Company Subsidiaries, taken as a whole, it will use commercially reasonable efforts to promptly bring such information to Acquiror’s attention in writing within a reasonable period of time and, if requested by Acquiror, shall exert reasonable commercial efforts to promptly restore the relationship.

(b)           The Company shall use commercially reasonable efforts, and shall cause each of the Company Subsidiaries to use its commercially reasonable efforts, to assure that each of its Contracts (other than with Acquiror) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger.

5.4           Conduct of Business.  Notwithstanding anything to the contrary in Section 5.3, and except (x) as required by Applicable Law or (y) as expressly required or expressly permitted by this Agreement or as set forth in Schedule 5.4 of the Company Disclosure Letter, the Company shall not, and shall not permit any of the Company Subsidiaries to, take any of the following actions without Acquiror’s prior written consent:

(a)           Indebtedness.  (i) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, other than (1) in connection with the financing of ordinary course trade payables consistent with past practices, (2) pursuant to existing credit facilities in the ordinary course of business consistent with past practices, (3) indebtedness by and between the Company and any direct or indirect wholly-owned Company Subsidiary or by and between direct or indirect wholly-owned Company Subsidiaries, or (4) guarantees of indebtedness under corporate credit cards held by employees in the ordinary course of business, consistent with past practices; or (ii) guarantee, assume or endorse the performance obligations of another Person (other than the Company or any direct or indirect wholly-owned Company Subsidiaries); provided that, notwithstanding the foregoing, Acquiror shall not unreasonably withhold its consent to any request by the Company to obtain debt financing solely for working capital purposes;

(b)           Loans and Investments.  (i) Lend any money other than (A) reasonable and normal advances to employees for bona fide expenses that are incurred in the ordinary course of business consistent with its past practices (provided that no proceeds of any such advances are used directly or indirectly to purchase shares of Company Capital Stock), (B) loans or advances between the Company and any direct or indirect wholly-owned Company Subsidiaries, or (C) advances to suppliers made in the ordinary course of business consistent with past practice, (ii) make any investments or capital contributions to any Person other than capital contributions to direct or indirect wholly-owned Company Subsidiaries, (iii) forgive or discharge in whole or in part any outstanding loans or advances or (iv) prepay any indebtedness for borrowed money except in the ordinary course of business consistent with past practices;

(c)           Payment of Obligations; Capital Expenditures.  (i) Pay, discharge or satisfy, in an amount in excess of $500,000 in any one case or $1,000,000 in the aggregate, any Liability arising otherwise than in the ordinary course of business, other than (1) the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Company Balance Sheet and (2) the payment, discharge or satisfaction of Transaction Expenses, or (ii) make any capital expenditures, capital additions or capital improvements in excess of $20,000,000 in the aggregate; provided that, in the case of both (i) and (ii) above, Acquiror shall not unreasonably withhold its consent to any request by the Company to take any of the foregoing actions;

(d)           Exclusive Rights and Most Favored Party Provisions.  Agree to any exclusivity, non-competition, most favored party or nation or similar provision or covenant restricting the Company, any Company Subsidiaries or any of their respective Affiliates, from competing in any line of business or with any Person or in any area or engaging in any activity or business (including with respect to the development, manufacture, marketing or distribution of products or services), or pursuant to which any material benefit or material right would be required to be given or lost as a result of so competing or engaging, or which would have any such (including by entering into a new Contract with such party) material and adverse effect on Acquiror or any of its Affiliates after the consummation of the Merger;

(e)           Contracts.  Except in the ordinary course of business consistent with past practice, (i) enter into any Contract with any customer involving anticipated annual revenues or expenditures in an amount of $1,000,000 or more in any fiscal year, (ii) enter into any Contract with any supplier, licensor, licensee, distributor, reseller, OEM, sales representative, sales agency or manufacturer’s representative involving anticipated annual revenues and/or expenditures in an amount of $750,000 or more, (iii) enter into joint marketing or marketing support contract involving anticipated annual revenues and/or expenditures in an amount of $750,000 or more, (iv) terminate, amend, or otherwise materially modify (including by entering into a new Contract with such party) or waive any of the terms of any of Company Material Contracts, other than modifications to pricing arrangements under customer Contracts, or (v) materially change the manner in which it extends warranties to customers, provided that Acquiror shall not unreasonably withhold its consent to any request by the Company to take any of the foregoing actions;

(f)            Cash Management Transactions.  Enter into or materially modify any currency exchange, commodities or other hedging transactions or arrangements, or other investment or cash management transactions or arrangements, in each case, except in the ordinary course of business consistent with past practices, provided that Acquiror shall not unreasonably withhold its consent to any such modification;

(g)           Intellectual Property.  Except in the ordinary course of business consistent with past practice, (i) license any material Intellectual Property of the Company or any Company Subsidiary, (ii) acquire any Intellectual Property (or any license thereto) from any third party, or (iii) transfer or provide a copy of any Company Source Code to any Person other than employees or consultants of the Company or any Company Subsidiary who have a reasonable need to access such source code in the course of performance of their duties for the Company, provided that Acquiror shall not unreasonably withhold its consent to any request by the Company to take any of the foregoing actions;

(h)           Employees and Consultants.  (i) Hire any officers at the level of vice president or above, (ii) enter into, or extend the term of, any employment or consulting agreement with any officer, director, employee, individual consultant or individual independent contractor (except in the ordinary course of business pursuant to a standard offer letter with no severance, retention or acceleration provisions, unless required by Applicable Law or except employment agreements with foreign employees in jurisdictions where it is a customary and prevalent practice to have written employment agreements with employees and which agreements are on terms consistent with the prior practice of the Company or the Company Subsidiary, as applicable, in this respect), or enter into any collective bargaining agreement (unless required by Applicable Law), (iii) pay, or enter into any agreement or arrangement, or amend any existing agreement or arrangement, providing for the granting of, any bonus, increased salary, severance, retention or special remuneration to any officer, director, employee, individual consultant or individual independent contractor (except as required by Applicable Law, or the terms of an agreement or arrangement in existence on the Agreement Date and set forth on Schedule 5.4(h) of the Company Disclosure Letter) other than increases in salaries and bonus arrangements for non-officer employees implemented in the ordinary course of business consistent with past practice, (iv) adopt any plan or arrangement to provide compensation or benefits to any employees, directors or consultants, or amend any Company Benefit Arrangements (except in each case as required under ERISA, or the Code, or Applicable Law or except as otherwise expressly provided in this subclause (h)), or (v) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and Internal Revenue Service Notice 2005-1 or Company Options or Company Director Stock Units, except to the extent necessary to meet the good faith compliance requirements of such Section or Notice;

(i)            Accounting.  Change any of its accounting methods, unless required by GAAP or IAS;

(j)            Dividends; Rights Plan.  (i) Declare, set aside or pay any cash or stock dividend or other distribution (whether in cash, stock or property) in respect of its capital stock (except for cash dividends or cash distributions made by any direct wholly-owned Company Subsidiary that is considered a “Domestic Person” under Section 7701 of the Code or that is organized under the laws of The Netherlands), or redeem, repurchase or otherwise acquire any of its capital stock or other securities (except for the repurchase of stock from its employees, directors, consultants or independent contractors in connection with the termination of their services in accordance with the terms of Contracts granting such repurchase rights or upon the vesting of restricted stock in respect of the Company’s obligation to pay withholding taxes upon such vesting), or pay or distribute any cash or property to any of its stockholders or securityholders (in each case, in their capacities as such) or make any other cash payment to any of its stockholders or securityholders (in each case, in their capacities as such); or (ii) adopt or enter into any “stockholder rights plan” or similar anti-takeover agreement or plan;

(k)           Changes in Company Capital Stock and Company Options.  Except as otherwise contemplated by this Agreement, modify or change the exercise or conversion rights or exercise or purchase prices of any of its capital stock, any of its stock options, restricted stock, director stock units, warrants or other securities, or accelerate or otherwise modify (i) the right to exercise any option, restricted stock, director stock unit, warrant or other right to purchase any of its capital stock (including under the Company ESPP) or other securities or (ii) the vesting or release of any shares of its capital stock or other securities from any repurchase options or rights of refusal held by it or any other party or any other restrictions, or (iii) subdivide, split, combine or reverse split the outstanding shares of its capital stock of any class or series or enter into any recapitalization affecting the number of outstanding shares of its capital stock of any class or series or affecting any other of its securities;

(l)            Issuance of Securities.  Issue, sell, create or authorize any shares of its capital stock of any class or series or any other of its securities, or issue, grant or create any warrants, obligations, subscriptions, options, convertible securities, or other commitments to issue shares of its capital stock or any securities that are potentially exchangeable for, or convertible into, shares of its capital stock, other than the issuance of shares of Company Capital Stock pursuant to the exercise of Company Options, Company Director Stock Units, upon the achievement of milestones under Company Stock-Based Awards or other Company securities under the Company Option Plan, in each case, outstanding on the Agreement Date or pursuant to the Company ESPP;

(m)          Acquisitions; Liquidation or Restructuring; Transfer.  (i) Merge, consolidate or reorganize with, acquire, or enter into any other business combination with any corporation, partnership, limited liability company or any other entity (other than Acquiror or Merger Sub), acquire a substantial portion of the assets of any such entity, or enter into any negotiations, discussions or agreement for such purpose, provided that Acquiror shall not unreasonably withhold its consent to a request by the Company to acquire any entity upon commercially reasonable terms, (ii) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, merger, consolidation, dissolution, restructuring, recapitalization or other reorganization, each with respect to the Company or any of the Company Subsidiaries (other than the Merger and this Agreement), or (iii) sell, transfer or otherwise dispose of any of its properties or assets having a value of $250,000 or more other than sales of services and products in the ordinary course of business consistent with past practices;

(n)           Charter Documents.  Amend its Certificate of Incorporation or Bylaws or other comparable charter documents (except as required by Applicable Law (as determined in good faith by the Company following consultation with its and Acquiror’s outside legal counsel) and except for immaterial amendments or changes to the charter documents of Company Subsidiaries;

(o)           Manufacturing Agreements.  Enter into any Contract to license, or any Contract to authorize, any third party to manufacture or reproduce finished or standalone products, systems or technology of the Company, other than (i) any Contract or any purchase order entered into under any Contract that is in effect as of the Agreement Date, in either case which does not implement or effect any material change to the existing terms of existing purchase orders or such Contract, respectively, or (ii) except in the ordinary course of business consist with its past practices, provided that Acquiror shall not unreasonably withhold its consent to any request from the Company to enter into any such Contract;

(p)           Real Property.  Enter into any Contract for the purchase or sale of real property, or for the lease of any real property involving an aggregate amount over the term of the lease of $500,000 or more, provided that the Company shall consult with Acquiror prior to entering into any lease of any real property involving an aggregate amount over the term of lease in an amount exceeding $250,000 but less than $500,000;

(q)           Insurance.  Materially change any insurance coverage, provided that Acquiror shall not unreasonably withhold its consent to any request from the Company to make such a change;

(r)            Audit; Tax.  (i) Agree to any audit assessment by any Tax Authority, (ii) file any income Tax Return, any other material Tax Return or any amendment to any material Tax Return unless copies of such Tax Return or amendment have first been delivered to Acquiror for its review and adoption at a reasonable time prior to filing, (iii) except as required by Applicable Law, make or change any material election in respect of Taxes or adopt or change any material accounting method in respect of Taxes, or (iv) enter into any closing agreement, settle any claim or assessment in respect of Taxes, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(s)           Lawsuits; Settlements.  (i) Commence a Legal Proceeding other than (1) for the routine collection of bills, (2) in such cases where it in good faith determines that failure to commence a Legal Proceeding would result in the material impairment of a valuable aspect of its business (provided that it consults with Acquiror prior to the filing of such a Legal Proceeding), or (3) in connection with the transactions contemplated by this Agreement, or (ii) settle or agree to settle any pending or threatened Legal Proceeding other than any settlement solely involving payment of an amount less than $500,000, or (iii) grant a release of claims with respect to any claim having a value in excess of $500,000, provided that in the case of (ii) and (iii) Acquiror shall not unreasonably withhold its consent to any request by the Company to take such actions;

(t)            Operating Leases.  Enter into any operating lease in excess of $250,000, provided that Acquiror shall not unreasonably withhold its consent to any request by the Company to enter into such an operating lease;

(u)           Encumbrances.  Place, grant or allow the creation of any: (i) Encumbrance on any of its properties that are material to the operations of the Company or any Company Subsidiary other than Permitted Encumbrances; or (ii) license to any Company-Owned IP Rights (except in the ordinary course of business consist with its past practices); or

(v)           Other.  (i) Agree to do any of the things described in the preceding clauses (a)-(u).

If the Company makes a request in writing to Acquiror to take an action which would be prohibited, without the prior written consent of Acquiror, pursuant to the foregoing subclauses 5.4(a)-(v), Acquiror shall use commercially reasonable efforts to respond to such request within two Business Days of receipt thereof.

5.5           Advice of Changes.

(a)           Closing Conditions.  The Company shall promptly advise Acquiror in writing of (i) any event occurring subsequent to the Agreement Date that would render any representation or warranty of the Company contained in Article 3 untrue or inaccurate with respect to any matter that would be material to the Company and the Company Subsidiaries, taken as a whole, provided that unless such untruth or inaccuracy would reasonably be expected to cause any of the conditions set forth in Section 8.3(a) not to be satisfied, an unintentional failure to so advise Acquiror of such event shall not be a material breach of this Agreement, (ii) any breach of any covenant or obligation of the Company pursuant to this Agreement with respect to any matter that would be material to the Company and the Company Subsidiaries, taken as a whole, provided that unless such breach would reasonably be expected to cause the condition set forth in Section 8.3(b) not to be satisfied, an unintentional failure to so advise Acquiror of such breach shall not be a material breach of this Agreement, or (iii) any Effect that would reasonably be expected to result in a Material Adverse Effect on the Company or cause any of the conditions set forth in Article 8 not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.5 shall not be deemed to (1) modify any representation or warranty contained herein, (2) supplement or modify the Company Disclosure Letter or (3) limit or otherwise affect the remedies available hereunder to Acquiror or the conditions to Acquiror’s obligation to consummate the Merger.

(b)           Litigation.  The Company shall notify Acquiror in writing promptly after the Company Board or any executive officer or senior legal department member of the Company is notified in writing of any Legal Proceeding initiated by or against it, or known by the Company to be threatened against the Company or any Company Subsidiary or any of their respective officers, directors, employees or stockholders in their capacity as such; provided, further, the Company shall give Acquiror the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and, notwithstanding anything herein to the contrary, no such litigation shall be settled without Acquiror’s prior written consent which consent shall not be unreasonably withheld.

5.6           Regulatory Approvals.

(a)           The Company shall promptly after the execution of this Agreement apply for or otherwise seek, and use its reasonable best efforts to obtain, all consents and approvals required to be obtained by it from a Governmental Authority for the consummation of the Merger.  Without limiting the generality or effect of the foregoing, the Company shall make any initial filings required under the HSR Act, which filings shall be made within 15 Business Days after the execution of this Agreement, and the Company shall, as soon as practicable, make any other additional filings required by the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, Council Regulation 139/2004 of the European Commission (the “EC Merger Regulation”), and any other applicable federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). The Company shall (i) cooperate and coordinate with Acquiror in the making of such filings, (ii) supply Acquiror with any information that may be required in order for Acquiror to make any filings required under Antitrust Laws, and (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made under any other Antitrust Laws.

(b)           The Company shall promptly notify Acquiror upon the receipt of: (i) any material comments from any officials of any Governmental Authority in connection with any filings made by the Company pursuant hereto, (ii) any request by any officials of any Governmental Authority for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Applicable Law, and (iii) any material communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with such filings.  Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.6(a), the Company will promptly inform Acquiror of such occurrence and cooperate in filing with the applicable Governmental Authority such amendment or supplement.

(c)           The Company shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act or any other applicable Antitrust Laws.  The Company shall use reasonable best efforts to take such action as may be required to cause the expiration of the waiting periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.  The Company shall take any and all of the following actions to the extent necessary to obtain the approval of any Governmental Authority with jurisdiction over the enforcement of any applicable laws regarding the transactions contemplated hereby: (i) providing information required by Applicable Law or governmental regulation; and (ii) substantially complying with any “second request” for information pursuant to the Antitrust Laws.  In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by Applicable Law or by the applicable Governmental Authority, the Company agrees to (i) give Acquiror reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give Acquiror an opportunity to participate in each of such meetings, (iii) keep Acquiror reasonably apprised with respect to any material oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide Acquiror with a reasonable advance opportunity to provide input on, and consider in good faith the views of Acquiror with respect to, all written material communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger and (vi) provide Acquiror (or counsel to Acquiror, as appropriate) with copies of all material written communications from any Governmental Authority relating to the Merger.  Any such disclosures, rights to participate or provisions of information by the Company to Acquiror may be made on a counsel-only basis to the extent required under Applicable Law or as appropriate to protect confidential business information.

(d)           In connection with and without limiting the foregoing, the Company shall (i) take all action reasonably necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or the Merger and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or the Merger, take all action reasonably necessary to ensure that such transactions may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement or the Merger.  Prior to the Effective Time, the Company shall not take any action to render inapplicable or to exempt any third Person from, any state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock unless required to do so by order of a court of competent jurisdiction.

(e)           Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.6 shall limit the Company’s right to terminate the Agreement pursuant to Section 9.1(b) so long as the Company has until such date complied in all material respects with its obligations under this Section 5.6.

5.7           Access to Information.  Subject to the Confidentiality Agreement and Applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Acquiror and to the officers, employees, accountants, counsel, financial advisors and other representatives of Acquiror, reasonable access at all reasonable times on reasonable notice during the period prior to the Effective Time to all their properties, books, contracts, commitments, personnel and records (provided, that such access shall not unreasonably interfere with the business or operations of the Company and the Company Subsidiaries) and, during such period and subject to the Confidentiality Agreement and Applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, use commercially reasonable efforts to furnish as soon as reasonably practicable to Acquiror (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws, and (ii) all other information concerning its business, properties and personnel as Acquiror may reasonably request; provided, however, that with respect to any documents or other information subject to the attorney-client privilege, attorney work product doctrine or other applicable privilege, the Company shall reasonably cooperate with Acquiror to develop procedures (such as a common legal interest agreement) to allow such documents and information to be shared with Acquiror and its advisors without waiving such attorney-client privilege, attorney work product doctrine or other applicable privilege. Without limiting any of the foregoing, the Company shall deliver within forty-five (45) days following the Agreement Date such information and documentation concerning the Company, any Company Subsidiary, their respective businesses, assets, liabilities, operations, properties and personnel as may be mutually agreed by the Chief Financial Officer of each of the Company and Acquiror. No review pursuant to this Section 5.7 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

5.8           Confidentiality.  The Company will hold and keep confidential, and will cause its officers and employees and will direct its accountants, counsel, financial advisors and other authorized representatives and Affiliates to hold and keep confidential, any non-public information in accordance with the terms of the Confidentiality Agreement, which Confidentiality Agreement will remain in full force and effect.

5.9           Public Announcements.  The Company will use reasonable best efforts to consult with Acquiror before issuing, and to provide Acquiror the opportunity to review, comment upon and concur with, and use reasonable best efforts to agree on, any press release or other public statements to be made by the Company with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as the Company may reasonably determine is required by Applicable Law.  In addition, except to the extent disclosed in or consistent with the Proxy Statement in accordance with the provisions of Section 5.1 or prior communications consented to in accordance with this Section 5.9, the Company shall not issue any press release or otherwise make any public statement or disclosure concerning Acquiror or its business, financial condition or results of operations without the consent of Acquiror.  The initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form agreed to by the Company and Acquiror.  The restrictions set forth in this Section 5.9 shall not apply to any disclosure made by the Company pursuant to Section 5.2.

5.10         Employees.

(a)           Termination of Benefit Plans; Company Benefit Arrangements.  To the extent requested in writing by Acquiror no later than ten Business Days prior to the Closing Date, the Company shall take (or cause to be taken) all actions necessary to terminate, effective no later than the date immediately preceding the Closing Date, any Company Benefit Arrangement that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (the “Company 401(k) Plans”) in accordance with the provisions of the Company 401(k) Plans and Applicable Law.  If Acquiror requests that the Company 401(k) Plans be terminated, the Company Board shall adopt resolutions authorizing the termination of the Company 401(k) Plans effective no later than the day immediately preceding the Effective Time, such resolutions to subject to the reasonable review and approval by Acquiror.  Upon the request of Acquiror, the Company shall terminate (or cause to be terminated) any and all group severance, separation, retention and salary continuation plans, programs, agreements or arrangements or any nonqualified deferred compensation plan or supplemental executive retirement plan, effective as of the Effective Time (other than agreements that by their terms cannot be unilaterally terminated by Company).  To the extent Acquiror has requested that such Company Benefit Arrangements be terminated, Acquiror shall receive from the Company, not later than five Business Days prior to the Closing, evidence that such Company Benefit Arrangement will be terminated pursuant to resolutions of the Company Board, or resolutions of the board of directors of the relevant Company Subsidiary that maintains any such Company Benefit Arrangement, and such other instruments (the form and substance of such resolutions and instruments shall be subject to review and approval of Acquiror), effective as of the Effective Time.

(b)                                 Company ESPP.  The Company shall suspend all participation, including payroll withholding, in the Company ESPP and not permit another Purchase Date (as defined in the Company ESPP) on or after the earlier of (i) one Business Day prior to the Closing Date and (ii) the first Purchase Date after the Agreement Date (such earlier date, the “Final Purchase Date”).  On the Final Purchase Date, each outstanding option under the Company ESPP shall be exercised on such date for the purchase of Company Common Stock in accordance with the terms of the Company ESPP, and all amounts remaining in each Participants’ (as defined in the Company ESPP) accounts after such exercise shall be refunded to such Participants.  Contingent upon the Effective Time, the Company shall terminate the ESPP effective as of one Business Day prior to the Closing Date.

(c)                                  Notices.  The Company shall give all notices and other information required to be given to the employees of the Company or any Company Subsidiary, any collective bargaining unit representing any group of employees of the Company or any Company Subsidiary, and any applicable Governmental Authority under the Worker Adjustment and Retraining Notification Act of 1988, as amended, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Law in connection with the transactions contemplated by this Agreement; provided, however, that the Company will consult with Acquiror (and consider in good faith the advice of Acquiror) prior to sending any material notices or other communication materials to its employees regarding the matters described in this Section 5.10 and any other matters relative to the entry into the Agreement or the effects of the Merger.

5.11                          Resignations.  To the extent requested by Acquiror in writing prior to the Closing, on the Closing Date, the Company shall cause to be delivered to Acquiror duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Company Subsidiaries designated by Acquiror.

5.12                          Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.  The Company acknowledges that all such above referenced dispositions are compensatory in nature.

5.13                          Third Party Consents.  The Company shall use commercially reasonable efforts to obtain prior to the Closing, and deliver to Acquiror at or prior to the Closing, all consents, waivers and approvals under each Company Material Contract listed or described on Schedule 3.5 of the Company Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 3.5 of the Company Disclosure Letter if entered into prior to the Agreement Date), using a form reasonably acceptable to Acquiror.  Notwithstanding anything to the contrary set forth in this Section 5.13 or elsewhere in this Agreement, unless otherwise directed by Acquiror (which direction shall not require payment to be made until at or after the Effective Time), the Company shall not be required to pay prior to the Closing any non de minimis consent fee, “profit sharing” payment or other non de minimis consideration (including increased rent payments), or provide additional security (including a guaranty) to any party as a condition to receipt of any consent, waiver or approval from any party to any Contract.

5.14                          Certificates.  The Company shall deliver on the Closing Date (i) FIRPTA documentation, including (A) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in the form reasonably requested by Acquiror, dated as of the Closing Date and executed by the Company, together with written authorization for Acquiror to deliver such notice form to the Internal Revenue Service on behalf of the Company after the Effective Time, and (B) a FIRPTA Notification Letter, in the form reasonably requested by Acquiror, dated as of the Closing Date and executed by the Company; and (ii) a certificate dated within three Business Days of the Closing from the Secretary of State of the State of Delaware certifying that the Company is in good standing and that all applicable Taxes and fees of the Company through and including the Closing Date have been paid.

5.15                          Reasonable Best Efforts.  The Company agrees to use reasonable best efforts, and to cooperate with Acquiror, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including (a) taking all reasonable actions necessary to satisfy the conditions of the Company set forth in Article 8, and (b) executing and delivering such other instruments and doing and performing such other acts and things as may be necessary to effect completely the consummation of the Merger and the other transactions contemplated hereby.

ARTICLE 6
ACQUIROR COVENANTS

During the time period from the Agreement Date until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Article 9, except to the extent expressly provided in this Article 6, Acquiror covenants and agrees with the Company as follows:

6.1                                Advice of Changes.  Acquiror shall promptly advise the Company in writing of (a) any event occurring subsequent to the Agreement Date that would render any representation or warranty of Acquiror or Merger Sub contained in Article 4 untrue or inaccurate with respect to any matter that would be material to Acquiror, provided that, unless untruth or inaccuracy would reasonably be expected to cause any of the conditions set forth in Section 8.2(a) not to be satisfied, an unintentional failure to so advise the Company of such event shall not be a material breach of this

Agreement, or (b) any breach of any covenant or obligation of Acquiror or Merger Sub pursuant to this Agreement with respect to any matter that would be material to Acquiror, provided that, unless such breach would reasonably be expected to cause the condition set forth in Section 8.2(b) not to be satisfied, an unintentional failure to so advise the Company of such breach shall not be a material breach of the Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.1 shall not be deemed to (i) modify any representation or warranty contained herein or (ii) limit or otherwise affect the remedies available hereunder to the Company or the conditions to the Company’s obligation to consummate the Merger.

6.2                                Regulatory Approvals.

(a)                                  Acquiror shall promptly after the execution of this Agreement apply for or otherwise seek, and use its reasonable best efforts to obtain, all consents and approvals required to be obtained by it from a Governmental Authority for the consummation of the Merger.  Without limiting the generality or effect of the foregoing, Acquiror shall make any initial filings required under the HSR Act, which filings shall be made within 15 Business Days after the execution of this Agreement, and Acquiror shall, as soon as practicable, make any other additional filings required by the Antitrust Laws.  Acquiror shall (i) cooperate and coordinate with the Company in the making of such filings, (ii) supply the Company with any information that may be required in order for the Company to make any filings required under Antitrust Laws, and (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made under any other Antitrust Laws.

(b)                                 Acquiror shall promptly notify the Company upon the receipt of: (i) any material comments from any officials of any Governmental Authority in connection with any filings made by Acquiror pursuant hereto, (ii) any request by any officials of any Governmental Authority for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Applicable Law and (iii) any material communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with such filings.  Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 6.2(a), Acquiror will promptly inform the Company of such occurrence and cooperate in filing with the applicable Governmental Authority such amendment or supplement.

(c)                                  Acquiror shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act or any other applicable Antitrust Laws.  Acquiror shall use reasonable best efforts to take such action as may be required to cause the expiration of the waiting periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. The Acquiror shall take any and all of the following actions to the extent necessary to obtain the approval of any Governmental Authority with jurisdiction over the enforcement of any applicable laws regarding the transactions contemplated hereby: (i) providing information required by Applicable Law or governmental regulation; and

(ii) substantially complying with any “second request” for information pursuant to the Antitrust Laws.  In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by Applicable Law or by the applicable Governmental Authority, Acquiror agrees to (i) give the Company reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give the Company an opportunity to participate in each of such meetings, (iii) keep the Company reasonably apprised with respect to any oral material communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide the Company with a reasonable advance opportunity to provide input on and consider in good faith the views of the Company with respect to, all written material communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger and (vi) provide the Company (or counsel to the Company, as appropriate) with copies of all material written communications from any Governmental Authority relating to the Merger.  Any such disclosures, rights to participate or provisions of information by Acquiror to the Company may be made on a counsel-only basis to the extent required under Applicable Law or as appropriate to protect confidential business information.

(d)                                 Acquiror shall not, and shall not permit any of its Subsidiaries to, enter into or publicly announce an agreement to acquire any assets, business or company if such agreement would reasonably be expected to cause the conditions set forth in Section 8.1(b), Section 8.1(c), Section 8.3(d) or Section 8.3(e) not to be satisfied, or would reasonably be expected to have the effect of, preventing, materially impairing, materially delaying or otherwise materially and adversely affecting the consummation of the Merger. If and to the extent necessary to obtain clearance of the Merger under any of the HSR Act, the EC Merger Regulation or the Antitrust Laws of any country set forth on Schedule 8.3(d) of the Company Disclosure Letter (unless Acquiror has waived the closing condition in Section 8.3(d) with respect to such country’s Antitrust Laws), Acquiror (and its respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall contest, defend and appeal any Legal Proceedings brought by a Governmental Authority, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or any other transactions contemplated by this Agreement.  Notwithstanding anything to the contrary in this Agreement, Acquiror shall be under no obligation to make proposals, execute or carry out agreements, enter into consent decrees or submit to orders providing for (A) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Acquiror or any of its affiliates or the Company or any of the Company Subsidiaries (each, a “Divestiture”), (B) the imposition of any limitation or regulation on the ability of Acquiror or any of its affiliates to freely conduct their business or own such assets, or (C) the holding separate of the shares of Company Capital Stock or any limitation or regulation on the ability of Acquiror or any of its affiliates to exercise full rights of ownership of the shares of Company Capital Stock, other than any Divestiture that would not materially impair the benefits of the Merger to Acquiror (a “Non-Material Divestiture”), which Non-Material Divestiture Acquiror agrees to effect if and to the extent required to obtain clearance of the Merger before the Extended End Date under any of the HSR Act, the EC

Merger Regulation or the Antitrust Laws of any country set forth on Schedule 8.3(d) of the Company Disclosure Letter (unless Acquiror has waived the closing condition in Section 8.3(d) with respect to such country’s Antitrust Laws) (any of the foregoing referred to in clauses (A) (other than a Non-Material Divestiture), (B) or (C) above, an “Antitrust Restraint”).

(e)                                  In connection with and without limiting the foregoing, Acquiror shall (i) take all action reasonably necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or the Merger and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or the Merger, take all action reasonably necessary to ensure that such transactions may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement or the Merger.

(f)                                    Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.2 shall limit Acquiror’s right to terminate the Agreement pursuant to Section 9.1(b) so long as Acquiror has until such date complied in all material respects with its obligations under this Section 6.2.

6.3                                Confidentiality.  Acquiror will hold and keep confidential, and will cause its officers and employees and will direct its accountants, counsel, financial advisors and other authorized representatives and Affiliates to hold and keep confidential, any non-public information in accordance with the terms of the Confidentiality Agreement, which Confidentiality Agreement will remain in full force and effect.

6.4                                Employee Benefits.

(a)                                  Each employee of the Company or any Company Subsidiary that becomes an employee of the Acquiror upon the Effective Time (or remains an employee of the Surviving Corporation or any Subsidiary of the Surviving Corporation) (each, a “Continuing Employee”) shall receive service credit for prior service with the Company or a Company Subsidiary under Acquiror’s flexible time-off policy (the “FTO Plan”), subject to limitations on accrual generally applicable to Acquiror’s employees under its FTO Plan and subject to Applicable Law.  Except as expressly set forth herein, Continuing Employees shall be deemed new employees of Acquiror for purposes of benefits, accrual, eligibility or vesting under Acquiror’s benefit plans.  From and after the Effective Time, Acquiror shall take all actions as are necessary to allow Continuing Employees to participate in the benefit programs of Acquiror to the same extent as similarly situated employees of Acquiror as soon as practicable after the Effective Time subject to Applicable Law and the terms of Acquiror’s benefit programs.  To the extent permitted under the applicable benefit program of Acquiror and subject to Applicable Law, Acquiror shall waive all limitations as to preexisting conditions, exclusions (or actively at work or similar limitations), evidence of insurability requirements and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any medical, dental and vision plans that such employees may be eligible to participate in after the Effective Time.  To the extent permitted under the applicable benefit programs of Acquiror, Acquiror shall also provide continuing Employees and their eligible dependents with credit for any co-payments, deductibles and offsets (or similar payments) made under the Company Benefit Arrangements for the year in which the Closing occurs under Acquiror’s medical, dental and vision plans for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Acquiror benefit program in the year in which the Closing occurs.

(b)                                 Notwithstanding anything herein to the contrary, in the event of the termination of employment of any Continuing Employee without cause (i) at any time within the twelve month period immediately following the Effective Time, such Continuing Employee shall be entitled to an amount of severance benefits in accordance with and subject to the terms of the severance policy of the Company as in effect as of the Agreement Date and shall receive service credit for prior service with the Company or any Company Subsidiary for the purpose of calculation of such severance amount under such policy, and (ii) following the expiration of twelve months following the Effective Time, such Continuing Employee shall be entitled to an amount of severance benefits in accordance with and subject to the terms of the severance policy of Acquiror, as then in effect and shall be considered a new employee of Acquiror (or an Acquiror Subsidiary, as applicable) as of the Effective Time, and shall not receive service credit for prior service with the Company or any Company Subsidiary, for the purpose of calculation of such severance amount under such Acquiror policy

(c)                                  The forgoing provisions of Section 6.4 constitute a statement as to Acquiror’s general intentions and shall not be construed as an obligation of Acquiror to any Continuing Employees. No provisions of this Agreement shall be construed as providing a guarantee of employment for any employee of the Company or any Company Subsidiary following the Closing or otherwise.

6.5                                Indemnification of Company Directors and Officers.

(a)                                  If the Merger is consummated, then until the sixth anniversary of the Effective Time, Acquiror shall, and shall cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company and the Company Subsidiaries to their respective current and former directors and officers as of immediately prior to the Effective Time (the “Company Indemnified Persons”) pursuant to any indemnification provisions under the Certificate of Incorporation or Bylaws (or other similar organizational documents) of the Company and the Company Subsidiaries as in effect on the Agreement Date and pursuant to any indemnification agreements between the Company and such Company Indemnified Parties that are in effect as of the Agreement Date (or pursuant to agreements in substantially similar form to such indemnification agreements that are entered into between the Company and any person who is appointed as a director or an officer of the Company following the Agreement Date) (the forms of which indemnification agreements have been filed with the SEC prior to the Agreement Date) (the “Company Indemnification Provisions”), with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time.  Without limiting the generality of the foregoing, if the Merger is consummated, then until the sixth anniversary of the Effective Time, Acquiror shall, and shall cause the Surviving Corporation to, cause the Certificate of Incorporation and Bylaws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and the Company Subsidiaries existing as of the Agreement Date, and during such six-year period such provisions shall not be repealed, amended or otherwise modified in any manner adverse to such Company Indemnified Persons except as required by Applicable Law.  In connection therewith Acquiror shall advance expenses to the Company Indemnified Persons as incurred to the fullest extent provided for under the Company Indemnification Provisions, provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification pursuant to the terms of the Company Indemnification Provisions or under Applicable Law.  Any claims for indemnification made under this Section 6.5(a) on or prior to the sixth anniversary of the Effective Time shall survive such anniversary until the final resolution thereof.

(b)                                 For a period of six years from and after the Effective Time, Acquiror shall, and shall cause the Surviving Corporation to, maintain in effect, if available, directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy in an amount and on terms no less advantageous, when taken on a whole, to those applicable to the current directors and officers of the Company; provided, however, Acquiror may fulfill its obligations under this Section 6.5(b) by purchasing a policy of directors’ and officers’ insurance or a “tail” policy under the Company’s existing directors’ and officers’ insurance policy, in either case which (i) has an effective term of six years from the Effective Time, (ii) covers only those persons who are currently covered by the Company’s directors’ and officers’ insurance policy in effect as of the Agreement Date and only for actions and omissions occurring on or prior to the Effective Time, and (iii) contains terms and conditions (including, without limitation, coverage amounts) that are no less advantageous, when taken as a whole, to those applicable to the current directors and officers of the Company, provided, further, that in no event shall Acquiror or the Surviving Corporation be required to expend an annual premium for any such coverage in excess of 300% of the annual premium currently paid by the Company under its directors’ and officer’s liability insurance policy in effect as of the Agreement Date, and if the cost for any such coverage is in excess of such amount, Acquiror or the Surviving Corporation shall only be required to maintain such coverage as is available for such amount.

(c)                                  This Section 6.5 shall survive the consummation of the Merger, is intended to benefit each Company Indemnified Person, shall be binding on all successors and assigns of the Surviving Corporation and Acquiror, and shall be enforceable by the Company Indemnified Persons.

6.6                                Proxy Statement.  Acquiror and Merger Sub shall promptly furnish in writing all information concerning Acquiror and Merger Sub (and their respective directors, officers and Affiliates, if applicable) as the Company may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement or any supplement or amendment thereto.  If at any time prior to the Effective Time any event or information relating to Acquiror, or any of its Affiliates, officers or directors, should be discovered by Acquiror which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, Acquiror shall promptly notify the Company so that an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the Company Stockholders.

6.7                                Reasonable Best Efforts.  Subject to the limitations set forth in Section 6.2(d) Acquiror agrees to use reasonable best efforts, and to cooperate with the Company, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including (a) taking all reasonable actions necessary to satisfy the conditions of Acquiror set forth in Article 8, and (b) executing and delivering such other instruments and doing and performing such other acts and things as may be necessary to effect completely the consummation of the Merger and the other transactions contemplated hereby.

ARTICLE 7
CLOSING MATTERS

7.1                                The Closing.  Subject to termination of this Agreement as provided in Article 9, the Closing shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, on the Closing Date.  Concurrently with the Closing or at such later date and time as may be mutually agreed in writing by the Company and Acquiror, the Certificate of Merger shall be filed with the Delaware Secretary of State in accordance with Delaware Law.

7.2                                Exchange of Certificates.

(a)                                  Exchange Fund.  As soon as reasonably practicable after the Effective Time, Acquiror shall make available to U.S. Bank, National Association (the “Exchange Agent”) for exchange in accordance with Article 2 (the “Exchange Fund”), the cash payable pursuant to Section 2.1(b)(i), subject to Section 2.3(b) (regarding any amounts required to be deducted and withheld under the Code), in exchange for outstanding Company Common Stock.

(b)                                 Exchange Procedures.  As soon as reasonably practicable after the Effective Time, Acquiror shall instruct the Exchange Agent to mail to each holder of record of certificates or instruments evidencing the Company Common Stock, in each case, that were issued and outstanding immediately prior to the Effective Time (collectively, the “Certificates”) and each holder of record of uncertificated shares of Company Common Stock represented by book-entry shares (“Uncertificated Shares”), which were in each case converted into the right to receive cash pursuant to Section 2.1(b)(i), (i) a letter of transmittal in customary form (that shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates or Uncertificated Shares in exchange for cash.  Upon surrender of Certificates for cancellation to the Exchange Agent, or upon receipt by the Exchange Agent of an appropriate agent’s message in the case of book-entry transfer of Uncertificated Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may reasonably be required by the Exchange Agent (including any required Form W-9 or Form W-8), the holders of such Certificates or Uncertificated Shares shall be entitled to receive in exchange therefor a check in the amount of U.S. dollars that such holders have the right to receive pursuant to Section 2.1(b)(i), subject to Section 2.3(b), and the Certificates so surrendered and such Uncertificated Shares shall forthwith be canceled.  Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive upon surrender thereof a check in the amount of U.S. dollars that the holders thereof have the right to receive pursuant to Section 2.1(b)(i), subject to Section 2.3(b).  No interest will be paid or accrued on any cash payable to holders of Certificates or Uncertificated Shares.  In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, a check in the amount of U.S. dollars that the holder thereof has the right to receive pursuant to Section 2.1(b)(i) may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid.

(c)                                  Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, a check in the amount of U.S. dollars into which the Company Common Stock represented by such Certificates were converted pursuant to Section 2.1(b)(i), subject to Section 2.3(b); provided, however, that Acquiror or the Exchange Agent may, in its discretion and as a condition precedent to the issuance of such cash, require the owner of such lost, stolen or destroyed Certificates to deliver a customary bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(d)                                 Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the former holders of Company Common Stock on the date that is six months after the Effective Time, shall be delivered to Acquiror, upon demand, and any such holders who have not theretofore complied with the provisions of this Section 7.2 shall thereafter look only to Acquiror for the cash to which they are entitled pursuant to Section 2.1(b)(i), subject to Section 2.3(b), without any interest thereon.

(e)                                  No Further Ownership Rights in Company Securities.  All cash paid in accordance with the terms hereof with respect to Company Common Stock, shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of such Company Securities.  If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 7.

(f)                                    No Liability.  Notwithstanding anything to the contrary in this Section 7.2, neither the Exchange Agent, Acquiror, the Company, the Surviving Corporation nor any party hereto shall be liable to a holder of Company Common Stock, for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

ARTICLE 8
CONDITIONS TO OBLIGATIONS OF THE PARTIES

8.1                                Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

(a)                                  Company Stockholder Approval.  The Company Stockholder Approval shall have been obtained, in accordance with Delaware Law, the Company’s Certificate of Incorporation and Bylaws and the rules of NASDAQ, each as in effect on the date of such approval.

(b)                                 Certain Governmental Approvals.  (i) All applicable waiting periods (and any extensions thereof) applicable to the Merger under the HSR Act shall have expired or early termination of such waiting periods shall have been granted, (ii) any required approval of the Merger of the European Commission shall have been obtained pursuant to the EC Merger Regulation, in each case without any condition or requirements requiring or calling for any Antitrust Restraint.

(c)                                  No Injunctions or Restraints.  No judgment, order, injunction, decree, statute, law, ordinance, rule or regulation, or other legal restraint or prohibition (whether temporary, preliminary or permanent), entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction, shall be in effect which prohibits, makes illegal or enjoins the consummation of the Merger.

8.2                                Additional Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived in writing by the Company:

(a)                                  Accuracy of Representations and Warranties.

(i)                                     The representations and warranties of Acquiror set forth herein (other than in Sections 4.2(a) and (c)) (A) that are qualified as to Material Adverse Effect shall be true and correct and (B) that are not so qualified as to Material Adverse Effect shall be true and correct, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except to the extent that the failure of any such representations and warranties referred to in subclause (B) to be so true and correct would not be, individually or in the aggregate, material to Acquiror’s or Merger Sub’s ability to consummate the Merger and the other transactions contemplated by this Agreement or to perform their respective obligations under this Agreement.  At the Closing, the Company shall have received a certificate to such effect signed on behalf of Acquiror by a duly authorized senior executive officer of Acquiror.

(ii)                                  The representations and warranties of Acquiror set forth in Sections 4.2(a) and (c) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).  At the Closing, the Company shall have received a certificate to such effect signed on behalf of Acquiror by a duly authorized senior executive officer of Acquiror.

(b)                                 Covenants.  Acquiror shall have performed and complied in all material respects with all of its covenants under this Agreement on or before the Closing (to the extent that such covenants require performance by Acquiror on or before the Closing).  At the Closing, the Company shall have received a certificate to such effect signed on behalf of Acquiror by a duly authorized senior executive officer of Acquiror.

8.3                                Additional Conditions to Obligations of Acquiror and Merger Sub.  The respective obligations of Acquiror and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived in writing by Acquiror and Merger Sub:

(a)                                  Accuracy of Representations and Warranties.

(i)                                     The representations and warranties of the Company set forth herein (other than in Sections 3.3(a), (c) and (d) and Section 3.4) (A) that are qualified as to Material Adverse Effect shall be true and correct and (B) that are not so qualified as to Material Adverse Effect shall be true and correct, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except to the extent that the failure of any such representations and warranties referred to in subclause (B) to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  At the Closing, Acquiror shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company.

(ii)                                  The representations and warranties of the Company set forth in Sections 3.3(a), (c) and (d) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).  The representations and warranties of the Company set forth in Section 3.4 shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to deviations in the Company’s actual fully diluted capitalization (including outstanding Company Capital Stock and Company Options) from the Company’s fully diluted capitalization as set forth in Section 3.4 by an amount that does not increase the aggregate consideration to be paid by Acquiror pursuant to Article 2 by more than one percent.  At the Closing, Acquiror shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company.

(b)                                 Covenants.  The Company shall have performed and complied in all material respects with all of its covenants under this Agreement at or before the Closing (to the extent that such covenants require performance by the Company at or before the Closing).  At the Closing, Acquiror shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company.

(c)                                  No Material Adverse Change.  Since the Agreement Date, there shall not be any Material Adverse Change in the Company which is continuing, whether or not resulting from a breach in any representation, warranty or covenant in this Agreement. At the Closing, Acquiror shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company.

(d)                                 Additional Governmental Approvals.  Acquiror, Merger Sub and the Company and their respective subsidiaries shall have timely obtained from each relevant Governmental Authority those approvals, waivers and consents under applicable foreign Antitrust Laws that are listed in Schedule 8.3(d) of the Company Disclosure Letter, in each such case, without any condition or requirement calling for or requiring any Antitrust Restraint.

(e)                                  No Litigation.  (A) No Legal Proceeding by any Governmental Authority shall be pending wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent, restrain or prohibit the consummation of the Merger, (ii) cause the Merger to be rescinded, or (iii) result in any Antitrust Restraint; (B) no such injunction, judgment, order, decree, ruling or charge shall be in effect nor shall any Applicable Law have been enacted having any such effect; and (C) no Governmental Authority shall have notified the parties in writing of, and not withdrawn, any intent to challenge, or issue a Statement of Objections, with respect to any of the transactions contemplated by this Agreement: provided, however, that the condition set forth in this clause (C) shall be deemed waived from and after the date which is six months after the Agreement Date.

ARTICLE 9
TERMINATION, AMENDMENT AND WAIVER

9.1                                Termination.  This Agreement may be terminated at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, which action (A) in the case of Section 9.1(a), Section 9.1(b)(i), Section 9.1(b)(ii), Section 9.1(c), and Section 9.1(d), may be taken or authorized before or after the Company Stockholder Approval has been obtained, (B) in the case of Section 9.1(e) and Section 9.1(f), may be taken or authorized only before the Company Stockholder Approval, and (C) in the case of Section 9.1(b)(iii), may be taken or authorized only after the Company Stockholders’ Meeting where a vote was taken:

(a)                                  by mutual written consent of the Company and Acquiror, if the Board of Directors of each so determines;

(b)                                 by written notice of either the Company or Acquiror to the other party:

(i)                                     if the Merger shall not have been consummated by January 26, 2010 (the “End Date”); provided, however, that if the Merger shall not have been consummated by the End Date, but on such date, all of the conditions to Closing set forth in Article 8, other than

(x) conditions that by their nature are only to be satisfied as of the Closing and (y) any of the conditions set forth in Section 8.1(b), Section 8.1(c), Section 8.3(d) or Section 8.3(e) (but solely, in the case of Section 8.1(c) or Section 8.3(e), to the extent the matter giving rise to the failure of any such condition is related to Antitrust Laws), have been satisfied or waived in writing, then at the election of either the Company or Acquiror, the End Date shall be extended a maximum of two times for up to 90 days each time (such date, to the maximum extent it may be extended, the “Extended End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose failure to comply with, or breach of, any provision of this Agreement has been a proximate cause of, or resulted in, the failure of the Merger to be consummated by such date;

(ii)                                  if a Governmental Authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, which order, decree, ruling or other action is final and nonappealable;

(iii)                               if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting, or at any adjournment or postponement thereof, at which the final vote thereon was taken; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to any party where the failure to obtain the Company Stockholder Approval shall have been caused by the failure of such party to comply with any provision of this Agreement;

(c)                                  by the Company, by written notice to Acquiror, following a breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such breach and such breach shall not have been cured in all material respects within twenty Business Days after written notice thereof shall have been received by Acquiror; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to the Company if it is then in material breach of its representations, warranties, covenants or agreements contained in this Agreement;

(d)                                 by Acquiror, by written notice to the Company, following a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied as of the time of such breach and such breach shall not have been cured in all material respects within twenty Business Days after written notice thereof shall have been received by the Company; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to Acquiror if it is then in material breach of its representations, warranties, covenants or agreements contained in this Agreement;

(e)                                  by the Company, by written notice to Acquiror, if (i) the Company Board shall have effected a Change of Recommendation pursuant to, and in compliance with, Section 5.2(d), and (ii) the Company shall have paid to Acquiror the Termination Fee described in

Section 9.3(a); and provided, further, immediately following such termination, the Company accepts and enters into the Definitive Third Party Agreement delivered to the Company and executed on behalf of the Person making the Superior Proposal which was the subject of such Change of Recommendation reflecting such Superior Proposal; or

(f)                                    by Acquiror, by written notice to the Company, if (i) the Company, the Company Board or any committee thereof, for any reason, shall have (A) failed to give notice of, call or hold the Company Stockholders’ Meeting in accordance with Section 5.1(b), (B) failed to include in the Proxy Statement distributed to the Company Stockholders the unanimous recommendation of the Company Board that such stockholders adopt this Agreement, (C) effected a Change of Recommendation, (D) approved any Alternative Transaction or recommended that the Company Stockholders approve or accept any Alternative Transaction, (E) entered into any letter of intent or other Contract accepting any Alternative Transaction Proposal, (F) failed to reconfirm the unanimous recommendation of the Company Board that Company Stockholders adopt this Agreement within ten Business Days of receipt of a written request from Acquiror to do so or, if such request is delivered less than ten Business Days prior to the Company Stockholders’ Meeting, no later than one Business Day prior to the Company Stockholders’ Meeting, provided further, that if such Alternative Transaction Proposal is subsequently modified within such ten Business Day period, then the Company Board shall be required to reconfirm such recommendation no later than one Business Day prior to the Company Stockholders’ Meeting, or (G) failed, within ten Business Days after any tender or exchange offer relating to Company Common Stock commenced by any third Person shall have been first published, sent or given, to have sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act a statement disclosing that the Company Board recommends that such security holders reject such tender offer or exchange offer and not tender any shares of Company Stock into such tender offer or exchange offer (such recommendation, a “Rejection Recommendation”), or failed to expressly reaffirm the Rejection Recommendation in any press release published by the Company (or by any of its Affiliates) or in any Schedule 14D-9 filed by the Company with the SEC, in each case relating to such tender offer or exchange offer, at any time after the foregoing ten Business Day period, or (ii) if Company shall have breached in any material respect any of the obligations set forth in Section 5.1 or Section 5.2.

9.2                                Effect of Termination.  In the event of termination of this Agreement as provided in Section 9.1 and any payment of a Termination Fee (if applicable pursuant to the terms hereof), this Agreement shall forthwith become void and there shall be no liability on the part of any of the parties, except (a) as set forth in Sections 5.8 and 6.3 (Confidentiality), this Section 9.2 (Effect of Termination) and Section 9.3 (Payments), as well as Article 10 (Miscellaneous) (other than Section 10.1) to the extent applicable to such surviving sections, each of which shall survive termination of this Agreement, and (b) that, other than as provided in Section 9.3(b), nothing herein shall relieve any party from any further liability for any willful or intentional breach of any representation or warranty of such party contained herein or any breach of any covenant or agreement of such party contained herein.  No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

9.3                                Payments.

(a)                                  Payments by the Company.

(i)                                     Company Termination Fee.  In the event that this Agreement is terminated by the Company pursuant to Section 9.1(e), the Company shall pay to Acquiror a fee equal to $46,000,000 (the “Company Termination Fee”) concurrently with and as a condition to the effectiveness of such termination.  In the event that this Agreement is terminated by Acquiror pursuant to Section 9.1(f), or by Acquiror or by the Company pursuant to Section 9.1(b)(iii) following the occurrence of any of the events described in clauses (B) through (G) of Section 9.1(f), the Company shall promptly, but in no event later than two Business Days after the date of such termination, pay to Acquiror the Company Termination Fee.  In the event that this Agreement is terminated pursuant to Section 9.1(b)(iii), the Company shall pay Acquiror the Company Termination Fee if (A) following the Agreement Date and prior to the Company Stockholders’ Meeting, any Person shall have publicly announced or publicly disclosed, and not publicly withdrawn, an Alternative Transaction Proposal and (B) within 12 months following termination of this Agreement, any Company Acquisition with respect to the Company is consummated or the Company enters into a definitive written agreement providing for any Company Acquisition (whether or not related to the Alternative Transaction Proposal referenced in clause (A) of this section), which Company Acquisition is subsequently consummated (whether or not consummated within such 12 month period) in which case such fee payment is to be made concurrently with the consummation of such Company Acquisition.

(ii)                                  Acquiror Interest and Costs.  All payments under this Section 9.3(a) shall be made by wire transfer of immediately available funds to an account designated by Acquiror.  The Company acknowledges that the agreements contained in this Section 9.3(a) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Acquiror would not enter into this Agreement.  Accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 9.3(a) and, in order to obtain such payment, Acquiror commences a Legal Proceeding that results in a judgment against the Company, the Company shall pay to Acquiror its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such Legal Proceeding, together with interest on the amounts set forth in this Section 9.3 at the rate of interest per annum publicly announced by Bank of America as its prime rate, as in effect on the date such payment was required to be made.

(iii)                               Single Payment Only.  The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether nor not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(b)                                 Liquidated Damages.  Acquiror’s receipt of the Company Termination Fee described in Section 9.3(a)(i) shall be deemed reasonable and negotiated liquidated damages for all losses or damages incurred by Acquiror for any breach of this Agreement by the Company and in connection with the termination of this Agreement and the transactions contemplated hereby or any matter forming the basis for such termination, and notwithstanding anything in this Agreement to the contrary, Acquiror shall not, following the receipt of such Company Termination Fee, make, initiate, maintain or continue any claim or Legal Proceeding related to the alleged breach by the Company of any representation, warranty, covenant or agreement of the Company in this Agreement pursuant to Section 9.2 or otherwise.

9.4                                Amendment.  Subject to compliance with Applicable Law, this Agreement may be amended by the parties at any time before or after the Company Stockholder Approval; provided, however, that after the occurrence of either the Company Stockholder Approval there may not be, without further approval of the stockholders of the Company, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of Company Common Stock hereunder, or which by Applicable Law otherwise expressly requires the further approval of such stockholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly designated committee thereof.

9.5                                Extension; Waiver.  At any time prior to the Effective Time, a party may, subject to the proviso of Section 9.4 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party hereto with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 9.5 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 10
MISCELLANEOUS

10.1                          Expiration of Representations and Warranties.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time.

10.2                          Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally or by commercial delivery service, to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice) or (ii) on the date of confirmation of receipt, if sent via facsimile to the parties hereto at the following facsimile number (or at such other facsimile number for a party as shall be specified by like notice) (with confirmation of receipt and provided that if such notice or other communication is sent via facsimile, the party sending such facsimile notice or communication shall advise the receiving party of the sending of such facsimile notice or communication via an email communication to the relevant persons designated for such party on Schedule 10.2 of the Company Disclosure Letter at the email addresses for such persons set forth therein):

If to Acquiror or Merger Sub:

Agilent Technologies, Inc.

5301 Stevens Creek Boulevard

Santa Clara, CA 95051

Attention:       Chief Executive Officer

Chief Financial Officer

General Counsel

Fax Number: (408) 345-8958

with a copy to:

Fenwick & West LLP

555 California Street,

Suite 1200

San Francisco, CA 94104

Attention:       Douglas N. Cogen

Lynda M. Twomey

David K. Michaels

Fax No.: (415) 281-1350

If to the Company:

Varian, Inc.

3120 Hansen Way

Palo Alto, CA 94304-1030

Attention:       Chief Executive Officer

Chief Financial Officer

General Counsel

Fax Number: (650) 424-3871

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

Attention:  Larry W. Sonsini

Fax Number: (650) 493-6811

and a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Street

Spear Tower, Suite 3300

San Francisco, CA 94105

Attention: Robert T. Ishii

Fax Number: (415) 947-2099

10.3                          Governing Law; Consent to Jurisdiction.  This Agreement and any disputes arising out of or related to this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws of another jurisdiction that might otherwise govern under applicable principles of conflicts of law of the State of Delaware.  Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other such court.

10.4                          Entire Agreement.  This Agreement and the documents and instruments and other agreements among the parties hereto that contemplate, are contemplated by or are referred to herein, including the Company Disclosure Letter, together with the exhibits and schedules hereto and thereto, constitutes the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements or understandings, express or implied, written or oral, between the parties with respect hereto other than the Confidentiality Agreement.  The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

10.5                          Third Party Beneficiary Rights.  No provisions of this Agreement (including but not limited to the provisions of Section 6.4) are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, employee, affiliate, stockholder, partner or any party hereto or any other Person unless specifically provided otherwise herein and, except as so provided, all provisions hereof shall be personal solely between the parties to this Agreement; except (a) that Section 6.5 is intended to benefit the Company Indemnified Persons, and (b) from and after the Effective Time, the rights of holders of shares of the Company Common Stock and other Company securities to receive the consideration set forth in Article 2. In the event that the Company brings a Legal Proceeding for damages or other relief for breach of this Agreement in which it is held that the right to obtain such damages or relief is solely held by the Company Securityholders, then such rights of the Company Securityholders may be enforced on their behalf by the Company as agent for such Company Securityholders.

10.6                          Assignment; Binding Upon Successors and Assigns.  Except as otherwise expressly set forth in this Agreement, no party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto.  Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Any assignment in violation of this provision shall be void.

10.7                          Severability.  If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

10.8                          Remedies.  Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other.  The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages.  Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Acquiror and Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Acquiror and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement.

10.9                          Interpretation; Rules of Construction.  When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated.  When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated.  When a reference is made in this Agreement to Articles, such reference shall be to an Article of this Agreement unless otherwise indicated.  The words “include”, “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  References to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity.  References to a Person are also to its permitted successors and assigns.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

10.10                    Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument.  This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories.

10.11                    Expenses.  Whether or not the Merger is successfully consummated, each party shall bear its respective Transaction Expenses, unless otherwise expressly provided herein.

10.12                    No Joint Venture.  Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto.  No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party.  No party shall have the power to control the activities and operations of any other and their status is, and at all times shall continue to be, that of independent contractors with respect to each other.  No party shall have any power or authority to bind or commit any other party.  No party shall hold itself out as having any authority or relationship in contravention of this Section 10.13.

10.13                    Confidentiality.  The Company and Acquiror each confirm that they have entered into the Confidentiality Agreement and that they are each bound by, and shall abide by, the provisions of such Confidentiality Agreement; provided, however, that Acquiror shall not be bound by such Confidentiality Agreement after the Closing.  If this Agreement is terminated, the Confidentiality Agreement shall remain in full force and effect, and except as otherwise contained in the Confidentiality Agreement, all copies of documents containing confidential information of a disclosing party shall be returned by the receiving party to the disclosing party or be destroyed, as provided in the Confidentiality Agreement.

10.14                    Waiver of Jury Trial.  EACH OF THE COMPANY, ACQUIROR AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HERBY OR THE ACTIONS OF THE COMPANY, ACQUIROR OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

[SIGNATURE PAGE NEXT]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

AGILENT TECHNOLOGIES, INC.

By:	/s/ William P. Sullivan

Name:	William P. Sullivan

Title:	President and Chief Executive Officer

COBALT ACQUISITION CORP.

By:	/s/ William P. Sullivan

Name:	William P. Sullivan

Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

VARIAN, INC.

By:	/s/ Garry W. Rogerson

Name:	Garry W. Rogerson

Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]